Exhibit 99.2

WOORI FINANCIAL GROUP INC.

SEPARATE FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Page(s)

WOORI FINANCIAL GROUP INC.

Independent Auditor’s Report	1-3

Separate Financial Statements

Separate Statements of Financial Position	5

Separate Statements of Comprehensive Income	6

Separate Statements of Changes in Equity	7

Separate Statements of Cash Flows	8-9

Notes to the Separate Financial Statements	10-66

Report on Independent Auditor’s Audit of Internal Control over Financial Reporting	67-68

Operating Status Report of Internal Control over Financial Reporting	69

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

To the Board of Directors and Shareholders of Woori Financial Group Inc.

Opinion

We have audited the accompanying separate financial statements of Woori Financial Group Inc. (the Company), which comprise the separate statements of financial position as of December 31, 2022 and 2021, and the statements of comprehensive income, separate statements of changes in equity and separate statements of cash flows for the years then ended, and notes to the separate financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of Woori Financial Group Inc. as of December 31, 2022 and 2021, and its separate financial performance and its separate cash flows for the years then ended in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS).

We also have audited, in accordance with Korean Standards on Auditing, the Company’s Internal Control over Financial Reporting as of December 31, 2022, based on Conceptual Framework for Designing and Operating Internal Control over Financial Reporting, and our report dated March 7, 2023, expressed an unqualified opinion.

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of the financial statements and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key Audit Matter

No key audit matter is identified to be described in this audit report.

Other Matter

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with Korean IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Sung-Jae Lim, Certified Public Accountant.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

March 7, 2023

This report is effective as of March 7, 2023, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances,

WOORI FINANCIAL GROUP INC.

SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2021

The accompanying separate financial statements including all footnote disclosures were prepared by, and are the responsibility of, the management of Woori Financial Group Inc.

Tae Seung Son

President and Chief Executive Officer

Main Office Address: (Road Name Address) 51, Sogong-ro, Jung-gu, Seoul

(Phone Number) 02-2125-2000

WOORI FINANCIAL GROUP INC.

SEPARATE STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2022 AND 2021

	December 31, 2022	December 31, 2021

	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Notes 5 and 32)	313,361	578,725
Financial assets at fair value through profit or loss (“FVTPL”) (Notes 4, 6, 9 and 19)	689	—
Financial assets at fair value through other comprehensive income (“FVTOCI”) (Notes 4, 7 and 9)	312,771	146,294
Loans and other financial assets at amortized cost (Notes 4, 8, 9 and 32)	2,041,877	633,110
Investments in subsidiaries (Notes 10 and 32)	22,394,915	22,144,915
Premises and equipment (Notes 11 and 32)	11,052	7,790
Intangible assets (Note 12)	4,859	5,171
Net defined benefit asset (Note 17)	5,947	1,516
Current tax assets (Note 29)	14,350	856
Deferred tax assets (Note 29)	13,433	6,454
Other assets (Note 13)	322	151

Total assets	25,113,576	23,524,982

LIABILITIES
Financial liabilities at fair value through profit or loss (“FVTPL”) (Notes 4, 9, 14 and 19)	—	329
Debentures (Notes 4, 9 and 15)	1,447,762	1,367,429
Provisions (Note 16)	487	394
Current tax liabilities (Note 29)	721,795	468,305
Other financial liabilities (Notes 4, 9, 18, 32 and 33)	46,039	22,988
Other liabilities (Note 18)	591	548

Total liabilities	2,216,674	1,859,993

EQUITY (Note 20)
Capital stock	3,640,303	3,640,303
Hybrid securities	3,112,273	2,294,288
Capital surplus	10,909,281	10,909,281
Other equity	(26,186)	(3,874)
Retained earnings	5,261,231	4,824,991

Total equity	22,896,902	21,664,989

Total liabilities and equity	25,113,576	23,524,982

The accompanying notes are part of this financial statements.

WOORI FINANCIAL GROUP INC.

SEPARATE STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021

	(Korean Won in millions)
Interest income	25,614	4,236
Interest expense	(30,644)	(26,481)

Net interest loss (Notes 9, 22 and 32)	(5,030)	(22,245)
Fees and commissions income	1,596	1,306
Fees and commissions expense	(16,655)	(13,891)

Net fees and commissions loss (Notes 23 and 32)	(15,059)	(12,585)
Dividend income (Notes 24 and 32)	1,272,393	692,605
Net gain (loss) on financial instruments at FVTPL (Notes 9 and 25)	1,018	(7,576)
Reversal (Provision) of impairment losses due to credit loss (Notes 26 and 32)	(244)	76
General and administrative expenses (Notes 27 and 32)	(67,451)	(59,725)

Operating income	1,185,627	590,550
Non-operating expense (Note 28)	(1,363)	(305)
Net income before income tax expense	1,184,264	590,245
Income tax income (expense) (Note 29)	(1,015)	4,607
Net income	1,183,249	594,852

Net loss on valuation of equity securities at FVTOCI	(24,676)	(2,408)
Remeasurement loss related to defined benefit plan	2,364	78

Items that will not be reclassified to profit or loss:	(22,312)	(2,330)

Other comprehensive loss, net of tax	(22,312)	(2,330)
Total comprehensive income	1,160,937	592,522

Earnings per share (Note 30)
Basic and diluted earnings per share (Unit: In Korean Won)	1,499	730

The accompanying notes are part of this financial statements.

WOORI FINANCIAL GROUP INC.

SEPARATE STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	Capital stock	Capital surplus	Hybrid securities	Other equity	Retained earnings	Total equity

	(Korean Won in millions)
January 1, 2021	3,611,338	14,874,084	1,895,322	(1,518)	664,746	21,043,972
Total comprehensive income
Net income	—	—	—	—	594,852	594,852
Net loss on valuation of equity securities at FVTOCI	—	—	—	(2,408)	—	(2,408)
Remeasurement gain related to defined benefit plan	—	—	—	78	—	78
Transactions with owners
Comprehensive stock exchange	28,965	35,197	—	—	—	64,162
Acquisition of treasury stock	—	—	—	(26)	—	(26)
Dividends to common stocks	—	—	—	—	(368,357)	(368,357)
Issuance of hybrid securities	—	—	398,966	—	—	398,966
Dividends to hybrid securities	—	—	—	—	(66,250)	(66,250)
Transfer of capital surplus to retained earnings	—	(4,000,000)	—	—	4,000,000	—

December 31, 2021	3,640,303	10,909,281	2,294,288	(3,874)	4,824,991	21,664,989

January 1, 2022	3,640,303	10,909,281	2,294,288	(3,874)	4,824,991	21,664,989
Total comprehensive income
Net income	—	—	—	—	1,183,249	1,183,249
Net loss on valuation of equity securities at FVTOCI	—	—	—	(24,676)	—	(24,676)
Remeasurement gain related to defined benefit plan	—	—	—	2,364	—	2,364
Transactions with owners
Dividends to common stocks	—	—	—	—	(655,252)	(655,252)
Issuance of hybrid securities	—	—	817,985	—	—	817,985
Dividends to hybrid securities	—	—	—	—	(91,757)	(91,757)

December 31, 2022	3,640,303	10,909,281	3,112,273	(26,186)	5,261,231	22,896,902

The accompanying notes are part of this financial statements.

WOORI FINANCIAL GROUP INC.

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021

	(Korean Won in millions)
Cash flows from operating activities:
Net income	1,183,249	594,852
Adjustments to net income:
Income tax expense (income)	1,015	(4,607)
Interest income	(25,614)	(4,236)
Interest expense	30,644	26,481
Dividend income	(1,272,393)	(692,605)

	(1,266,348)	(674,967)

Adjustments for profit/loss items not involving cash flows:
Provision (Reversal) of impairment losses due to credit loss	244	(76)
Loss (Gain) on valuation of financial instruments at FVTPL	(1,018)	7,576
Retirement benefit	2,450	2,306
Depreciation and amortization	6,517	5,809

	8,193	15,615

Changes in operating assets and liabilities:
Loans and other financial assets at amortized cost	(2,007)	(393)
Other Assets	(171)	(151)
Net defined benefit liability	(3,665)	(206)
Other financial liabilities	7,879	3,113
Other liabilities	42	(21)

	2,078	2,342

Interest income received	13,192	3,946
Interest expense paid	(29,831)	(25,371)
Dividends received	1,271,276	692,605
Income tax paid	(1,413)	(795)

	1,253,224	670,385

Net cash inflow from operating activities	1,180,396	608,227

Cash flows from investing activities:
Net decrease (increase) on other investment assets	(1,140,000)	240,000
Acquisition of investments in subsidiaries	(250,000)	(518,384)
Acquisition of financial assets at FVTOCI	(200,000)	—
Acquisition of premises and equipment	(2,210)	(51)
Acquisition of intangible assets	(977)	(1,061)
Increase on guarantee deposits for leases	(241)	—

Net cash outflow from investing activities	(1,593,428)	(279,496)

(Continued)

WOORI FINANCIAL GROUP INC.

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021

	(Korean Won in millions)
Cash flows from financing activities:
Issuance of debentures	79,764	219,489
Issuance of hybrid securities	817,985	398,966
Acquisition of treasury stock	—	(26)
Redemption of lease liabilities	(3,072)	(2,864)
New stock issuance cost	—	(140)
Dividends paid to hybrid securities	(91,757)	(66,250)
Dividends paid	(655,252)	(368,357)

Net cash inflow from financing activities	147,668	180,818

Net increase in cash and cash equivalents	(265,364)	509,549
Cash and cash equivalents, beginning of the period	578,725	69,176

Cash and cash equivalents, end of the period (Note 5)	313,361	578,725

The accompanying notes are part of this financial statements.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND 2021

1.	GENERAL

(1)	Summary of the parent company

Woori Financial Group, Inc. (hereinafter referred to the “Company”) is primarily aimed at controlling subsidiaries that operate in the financial industry or those that are closely related to the financial industry through the ownership of shares and was established on January 11, 2019 under the Financial Holding Company Act through the comprehensive transfer with shareholders of Woori Bank, Woori FIS Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Services Co., Ltd. and Woori Private Equity Asset Management Co. Ltd. The headquarters of the Company is located at 51, Sogong-ro, Jung-gu, Seoul, Korea, and the capital is 3,640,303 million Won. The Company’s stocks were listed on the Korea Exchange on February 13, 2019, and its American Depository Shares (“ADS”) are also being traded as the underlying common stock on the New York Stock Exchange since the same date.

The details of stock transfer from the Company and subsidiaries as of incorporation are as follows (Unit: Number of shares):

Stock transfer company	Total number of issued shares	Exchange ratio per share	Number of Parent company’s stocks
Woori Bank	676,000,000	1.0000000	676,000,000
Woori FIS Co., Ltd.	4,900,000	0.2999708	1,469,857
Woori Finance Research Institute Co., Ltd.	600,000	0.1888165	113,289
Woori Credit Information Co., Ltd.	1,008,000	1.1037292	1,112,559
Woori Fund Service Co., Ltd.	2,000,000	0.4709031	941,806
Woori Private Equity Asset Management Co., Ltd.	6,000,000	0.0877992	526,795

As of August 1, 2019, the Company acquired a 73% interest in Woori Asset Management Co. (Formerly Tongyang Asset Management Corp.). The remaining payment was completed in August 1, 2019 after the request for the change of major shareholder was approved by the Financial Service Commission in July, 2019 and the Company gained 100% control of Woori Global Asset Management Co., Ltd. (formerly ABL Global Asset Management Co., Ltd), and included it as a consolidated subsidiary.

The Company paid 598,391 million won in cash and 42,103,377 new shares of the parent company to acquire 100% interest of Woori Card Co., Ltd. from its subsidiary Woori Bank on September 10, 2019. On the same date, the Company also acquired 59.8% interest of Woori Investment Bank Co., Ltd. from Woori Bank with 392,795 million won in cash.

As of December 30, 2019, the Company acquired 67.2% interests (excluding treasury stock, 51.0% when including treasury stock) in Woori Asset Trust Co. (formerly Kukje Asset Trust Co.)

As of December 10, 2020, the Company acquired 76.8% interests (excluding treasury stock, 74.0% when including treasury stock) in Woori Financial Capital Co., Ltd. (formerly Aju Capital Co., Ltd.). In addition, as of April 15, 2021, the Company acquired 13.3% interests (excluding treasury stock, 12.9% when including treasury stock) in Woori Financial Capital Co., Ltd., and as of May 24, 2021, the Company additionally acquired treasury stock (3.6%) which Woori Financial Capital Co., Ltd. possessed.

As of March 12, 2021, the Company paid 113,238 million Won in cash to acquire 100% interests on Woori Savings Bank from Woori Financial Capital Co., Ltd., the subsidiary.

As of August 10, 2021, the Company paid 5,792,866 new shares of the company to the shareholders of Woori Financial Capital Co., Ltd. (excluding the Company) through comprehensive stock exchange and acquired residual interest (9.5%) of Woori Financial Capital Co., Ltd., to make it a wholly owned subsidiary.

As of January 7, 2022, Woori Financial F&I Co., Ltd., an investment company for non-performing loans and restructuring companies, was established (100% stake, 200 billion won in stock payments) and incorporated as a subsidiary.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(1)	Basis of presentation

The Company’s separate financial statements are prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”). Significant accounting policies applied in the preparation of the financial statements are described below.

The Company is preparing its financial statements in accordance with the K-IFRS, and the separate financial statements are prepared in accordance with K-IFRS 1027 ‘Separate Financial Statements’. The financial statements of the parent, associate or joint venture represent the investment assets in a manner that is based on direct equity investments, not based on the reported performance and net assets of the investee.

The financial statements are prepared at the end of each reporting period on the historical cost basis, except for certain non-current assets and financial assets that are either revalued or measured in fair value. Historical cost is generally measured at the fair value of consideration given to acquire assets.

Meanwhile, the financial statements of the Company were initially approved by the Board of Directors on February 8, 2023, were revised and approved on March 3, 2023 and the final approval will be made in the annual general shareholders’ meeting on March 24, 2023.

1)	The new standards and interpretations introduced from the current term and the resulting changes in accounting policies are as follows:

1.1	Amendments to K-IFRS 1103 ‘Business Combination’ – Reference to the Conceptual Framework

The amendments update a reference of definition of assets and liabilities qualify for recognition in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of K-IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets, and K-IFRS 2121 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date. The amendment does not have a significant impact on the financial statements.

1.2	Amendments to K-IFRS 1016 ‘Property, Plant and Equipment’ – Proceeds before intended use

The amendments prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. Instead, the entity will recognize the proceeds from selling such items, and the costs of producing those items, in profit or loss. The amendment does not have a significant impact on the financial statements.

1.3	Amendments to K-IFRS 1037 ‘Provisions, Contingent Liabilities and Contingent Assets’ – Onerous Contracts: Cost of Fulfilling a Contract

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The amendment does not have a significant impact on the financial statements.

1.4	Annual Improvements to K-IFRS 2018-2020

Annual improvements of K-IFRS 2018-2020 Cycle should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The annual improvement includes some amendments to K-IFRS 1101 ‘First time Adoption of Korean International Financial Reporting Standards’, K-IFRS 1109 ‘Financial Instrument’s, K-IFRS 1116 ‘Lease’, K-IFRS 1041 ‘Agriculture’.

These amendments do not have a significant impact on the consolidated financial statements.

-	K-IFRS 1101 ‘First time Adoption of Korean International Financial Reporting Standards’- Subsidiaries that are first-time adopters

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

-	K-IFRS 1109 ‘Financial Instrument’s - Fees related to the 10% test for derecognition of financial liabilities

-	K-IFRS 1116 ‘Leases’- Lease Incentive

-	K-IFRS 1041 ‘Agriculture’ - Measuring fair value

2)	The details of K-IFRS that have been issued and published as of December 31, 2022 but have not yet reached the effective date, and have not been early adopted by the group are as follows:

2.1	Amendments to K-IFRS 1001 ‘Presentation of Financial Statements’ – Classification of Liabilities as Current or Non-current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability include the transfer of the entity’s own equity instruments, however, it would be excluded if an option to settle them by the entity’s own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. The amendments should be applied for annual periods beginning on or after January 1, 2024, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

2.2	Amendments to K-IFRS 1001 ‘Presentation of Financial Statements’ - Disclosure of Accounting Policy

To define and disclose material accounting policies has been amended. These amendments apply for annual periods beginning on or after January 1, 2023, and early application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

2.3	Amendments to K-IFRS 1001 ‘Presentation of Financial Statements’ - Disclosure of valuation gains or losses on financial liabilities with condition to adjust exercise price

The amendments require disclosure of valuation gains or losses (limited to those recognized in the profit or loss) of the conversion options or warrants (or financial liabilities including them), if all or part of the financial instrument with exercise price that is adjusted depending on the issuer’s share price change is classified as financial liability as defined in paragraph 11 (2) of K-IFRS 1032. These amendments apply for annual periods beginning on or after January 1, 2023, and early application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

2.4	Amendments to K-IFRS 1008 ‘Accounting Policies, Changes in Accounting Estimates and Errors’ - Definition of Accounting Estimates

The amendments have defined accounting estimates and clarified how to distinguish them from changes in accounting policies. These amendments apply for annual periods beginning on or after January 1, 2023, and early application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

2.5	Amendments to K-IFRS 1012 ‘Income Taxes’ - deferred tax related to assets and liabilities arising from a single transaction

Additional phrase ‘the temporary difference to be added and the temporary difference to be deducted do not occur in the same amount’ has been added to initial recognition exception for a transaction in which an asset or liability is initially recognized. These amendments apply for annual periods beginning on or after January 1, 2023, and early application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

The above enacted or amended standards will not have a significant impact on the Company.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

(2)	Investments in subsidiaries and associates in separate financial statements

The Company selects and processes the cost method in accordance with K-IFRS 1027 for investments in subsidiaries, associates and jointly controlled entities, except for those classified as held for sale in accordance with K-IFRS 1105 ‘Non-current Assets Held for Sale and Discontinued Operations’. Dividends received from subsidiaries, associates and jointly controlled entities are recognized in profit or loss as dividend income when the right to receive dividends is established.

(3)	Revenue recognition

K-IFRS 1115 requires the recognition of revenues based on transaction price allocated to the performance obligation when or as the Company performs the obligation to the customer. Revenues other than those from contracts with customers, such as interest revenue, are measured through the effective interest rate method.

1)	Revenues from contracts with customers

The Company recognizes revenue when the Company satisfies a performance obligation by transferring a promised good or service to a customer. When a performance obligation is satisfied, the Company shall recognize as a revenue the amount of the transaction price that is allocated to that performance obligation. The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties. The revenue recognized by these standards is fees and commissions income.

2)	Revenues from sources other than contracts with customers

Interest income on financial assets measured at FVTOCI and financial assets at amortized costs is measured using the effective interest method.

The effective interest method is a method of calculating the amortized cost of debt securities (or group of financial assets) and of allocating the interest income over the expected life of the asset. The effective interest rate is the rate that exactly discounts estimated future cash flows to the instrument’s initial total carrying amount over the expected period, or shorter if appropriate. Future cash flows include commissions and cost of reward points (limited to the primary component of effective interest rate) and other premiums or discounts that are paid or received between the contractual parties, and future cash flows exclude expected credit loss when calculating the effective interest rate. All contractual terms of a financial instrument are considered when estimating future cash flows.

For purchased or originated credit-impaired financial assets, interest revenue is recognized by applying the credit-adjusted effective interest rate to the amortized cost of the financial asset from initial recognition. Even if the financial asset is no longer impaired in the subsequent periods due to credit improvement, the basis of interest revenue calculation is not changed from amortized cost to unamortized cost of the financial assets.

3)	Dividend income

Dividend income is recognized when the right to receive dividends as a shareholder is confirmed. Dividend income is recognized as an appropriate item of profit or loss in the statement of comprehensive income according to the classification of financial instruments.

(4)	Accounting for foreign currencies

The Company’s separate financial statements are presented in Korean Won, which is the functional currency of the Company. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at its prevailing exchange rates at the date.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

(5)	Cash and cash equivalents

The Company is classifying cash on hand, demand deposits, interest-earning deposits with original maturities of up to three months on acquisition date, and highly liquid investments that are readily convertible to known amounts of cash and subject to an insignificant risk of changes in value as cash and cash equivalents.

(6)	Financial assets and financial liabilities

1)	Financial assets

A regular way purchase or sale of financial assets is recognized or derecognized on the trade or settlement date. A regular way purchase or sale is a purchase or sale of a financial asset under a contract whose term requires delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned.

On initial recognition, financial assets are classified into financial assets at FVTPL, financial assets at FVTOCI, and financial assets at amortized cost.

a)	Business model

The Company evaluates the way business is being managed, and the purpose of the business model for managing a financial asset best reflects the way information is provided to the management at its portfolio level. Such information considers the following:

-

The accounting policies and purpose specified for the portfolio, and the actual operation of such policies. This includes strategy of the management focusing on the receipt of contractual interest revenue, maintaining a certain level of interest income, matching the duration of financial assets and the duration of corresponding liabilities to obtain the asset, and outflow or realization of expected cash flows from disposal of assets.

-	The way the performance of a financial asset held under the business model is evaluated, and the way such evaluation is being reported to the management

-	The risk affecting the performance of the business model (and financial assets held under the business model), and the way such risk is being managed

-	The compensation plan for the management (e.g. whether the management is being compensated based on the fair value of assets or based on contractual cash flows received)

-	Frequency, amount, timing and reason for sale of financial assets in the past and forecast of future sale activities

b)	Contractual cash flows

The principal is defined to be the fair value of a financial asset at initial recognition. Interest is not only composed of consideration for the time value of money, consideration for the credit risk related to remaining principal at a certain period of time, and consideration for other cost (e.g. liquidity risk and cost of operation) and fundamental risk associated with lending, but also profit.

When evaluating whether contractual cash flows are solely payments of principal and interests, the Company considers the contractual terms of the financial instrument. When a financial asset contains contractual conditions that modify the timing and amount of contractual cash flows, it is required to determine whether contractual cash flows that arise during the remaining life of the financial instrument due to such contractual condition are solely payments of principal and interest. The Company considers the following elements when evaluating the above:

-	Conditions that lead to modification of timing or amount of cash flows

-	Contractual terms that adjust contractual nominal interest, including floating rate features

-	Early payment features and maturity extension features

-	Contractual terms that limit the Company’s claim on cash flows arising from certain assets

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

1.1	Financial assets at FVTPL

The Company is classifying those financial assets that are not classified as either financial assets at amortized cost or financial assets at FVTOCI, and those designated to be measured at FVTPL, as financial assets at FVTPL. Financial assets at FVTPL are measured at fair value, and related profit or loss is recognized in net income. Transaction costs related to acquisition at initial recognition is recognized in net income immediately upon its occurrence.

It is possible to designate a financial asset as financial asset at FVTPL if at initial recognition: (a) it is possible to remove or significantly reduce recognition or measurement mismatch that may otherwise have occurred if not for its designation as financial asset at FVTPL (b) the financial asset forms part of the Company’s financial instrument group (A group composed of a combination of financial asset or liability), is measured at fair value and is being evaluated for its performance, and such information is provided internally and (c) the financial asset is part of a contract that contains one or more of embedded derivatives, and is a hybrid contract in which designation as financial asset at FVTPL is allowed under K-IFRS 1109 ‘Financial Instruments’. However, the designation is irrevocable.

1.2	Financial assets at FVTOCI

When financial assets are held under a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and when contractual cash flows from such financial assets are solely payments of principal and interest, the financial assets are classified as financial assets at FVTOCI. Also, for investments in equity instruments that are not held for short-term trade, an irrevocable election is available at initial recognition to present subsequent changes in fair value as other comprehensive income.

At initial recognition, financial assets at FVTOCI is measured at its fair value plus any direct transaction cost and is subsequently measured in fair value. However, for equity instruments that do not have a quotation in an active market and in which fair value cannot be measured reliably, they are measured at cost. The changes in fair value except for profit or loss items such as impairment losses (reversals), interest revenue calculated by using effective interest method, and foreign exchange gain or loss, and related income tax effects are recognized as other comprehensive income until the asset’s disposal. Upon derecognition, the accumulated other comprehensive income is reclassified from equity to net income for FVTOCI (debt instrument), and reclassified within the equity for FVTOCI (equity instruments).

1.3	Financial assets at amortized cost

When financial assets are held under a business model whose objective is to hold financial assets in order to collect contractual cash flows, and when contractual cash flows from such financial assets are solely payments of principal and interest, the financial assets are classified as financial assets at amortized cost. At initial recognition, financial assets at amortized cost are recognized at fair value plus any direct transaction cost. Financial assets at amortized cost is presented at amortized cost using effective interest method, less any loss allowance.

2)	Financial liabilities

At initial recognition, financial liabilities are classified into either financial liabilities at FVTPL or financial liabilities at amortized cost.

Financial liabilities are usually classified as financial liabilities at FVTPL when they are acquired with a purpose to repurchase them within a short period of time, when they are part of a certain financial instrument portfolio that is actually and recently being managed with a purpose of short-term profit and joint management by the Company at initial recognition, and when they are derivatives that do not qualify as hedging instruments. Financial liabilities at FVTPL are measured at fair value, with any direct transaction cost recognized in profit or loss, and are subsequently measured at fair value. Profit or loss arising from financial liabilities at FVTPL is recognized in net income when occurred.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

It is possible to designate a financial liability as financial liability at FVTPL if at initial recognition: (a) it is possible to remove or significantly reduce recognition or measurement mismatch that may otherwise have occurred if not for its designation as financial liability at FVTPL (b) the financial liability forms part of the Company’s financial instrument group (a group composed of a combination of financial asset or liability) according to the Company’s documented risk management or investment strategy, is measured at fair value and is being evaluated for its performance, and such information is provided internally and (c) the financial liability is part of a contract that contains one or more of embedded derivatives, and is a hybrid contract in which designation as financial liability at FVTPL is allowed under K-IFRS 1109 ‘Financial Instruments’.

Financial liabilities designated as at FVTPL are initially recognized at fair value, with any direct transaction cost recognized in profit or loss, and are subsequently measured at fair value. Any profit or loss from financial liabilities at FVTPL are recognized in profit or loss.

Financial liabilities not classified as financial liabilities at FVTPL are measured at amortized cost. The Company is classifying liabilities such as borrowings etc. as financial liabilities at amortized cost.

3)	Reclassification

Financial assets are not reclassified after initial recognition unless the Company modifies the business model used to manage financial assets. When the Company modifies the business model used to manage financial assets, all affected financial assets are reclassified on the first day of the first reporting period after the modification.

4)	Derecognition

Financial assets are derecognized when contractual rights to cash flows from the financial assets are expired, or when substantially all of risk and reward for holding financial assets is transferred to another entity as a result of a sale of financial assets. If the Company does not have and does not transfer substantially all of the risk and reward of holding financial assets with control of the transferred financial assets retained, the Company recognizes financial assets to the extent of its continuing involvement. If the Company holds substantially all the risk and reward of holding a financial asset, it continues to recognize that asset and proceeds are accounted for as collateralized borrowings.

When a financial asset is fully derecognized, the difference between the book value and the sum of proceeds and accumulated other comprehensive income is recognized in profit or loss in case of debt instruments and recognized in retained earnings in case of equity instruments.

In cases when a financial asset is not fully derecognized, the Company allocates the book value into amounts retained in the books and removed from the books, based on the relative fair value of each portion at the date of sale, and based on the degree of continuing involvement. For the derecognized portion of the financial assets, the difference between its book value and the sum of proceeds and the portion of accumulated other comprehensive income attributable to that portion will be recognized in profit or loss in case of debt instruments and recognized in retained earnings in case of equity instruments. The accumulated other comprehensive income is distributed to the portion of book value retained in the books, and to the portion of book value removed from the books.

The Company derecognizes financial liabilities only when, the Company’s obligations are discharged, canceled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

When the Company exchanges with the existing lender one debt instrument into another one with the substantially different terms, such exchange is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Similarly, the Company accounts for substantial modification of terms of an existing liability or part of it as an extinguishment of the original financial liability and the recognition of a new liability. It is assumed that the terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective rate is at least 10 percent different from the discounted present value of the remaining cash flows of the original financial liability.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

5)	Fair value of financial instruments

Financial assets at FVTPL and financial assets at FVTOCI are measured and presented in financial statements at their fair values, and all derivatives are also subject to fair value measurement.

Fair value is defined as the price that would be received to exchange an asset or paid to transfer a liability in a recent transaction between independent parties that are reasonable and willing. Fair value is the transaction price of identical financial assets or financial liabilities generated in an active market. An active market is a market where trade volume is sufficient and objective price information is available due to the fact that bid and ask price differences are small.

When trade volume of a financial instrument is low, when transaction prices within the market show large differences among them, or when it cannot be concluded that a financial instrument is being traded within an active market due to disclosures being extremely limited, fair value is measured using valuation techniques based on alternative market information or using internal valuation techniques based on general and observable information obtained from objective sources. Market information includes maturity and characteristics, duration, similar yield curve, and variability measurement of financial instruments of similar nature. Fair value amount contains unique assumptions on each entity (the Company concluded that it is using assumptions applied in valuing financial instruments in the market, or risk-adjusted assumptions in case marketability does not exist).

The market approach and income approach, which are valuation techniques used to estimate the fair value of financial instruments, both require significant judgment. Market approach measures fair value using either a recent transaction price that includes the financial instrument, or observable information on comparable firm or assets. Income approach measures fair value through discounting future cash flows with a discount rate reflecting market expectations, and revenue, operating income, depreciation, capital expenditures, income tax, working capital and estimated residual value of financial investments are being considered when deriving future cash flows. Valuation techniques such as the above include estimates based on the financial instruments’ complexity and usefulness of observable information in the market.

The valuation techniques used in the evaluation of financial instruments are explained below.

Derivatives and equity securities without marketability are generally recognized at an amount computed by an independent appraiser. The Company uses the amount determined by the independent appraiser. The Company verifies the prices obtained from appraisers in various ways, including the evaluation of independent appraisers’ competency, indirect verification through comparison between appraisers’ price and other available market information, and reperformed by employees who have knowledge of valuation models and assumptions that appraisers used.

6)	Expected credit losses on financial assets

The Company recognizes loss allowance on expected credit losses for the following assets:

-	Financial assets at amortized cost

-	Debt instruments measured at FVTOCI

-	Contract assets as defined by K-IFRS 1115

Expected credit losses are weighted-average value of a range of possible results, considering the time value of money, and are measured by incorporating information on past events, current conditions and forecasts of future economic conditions that are available without undue cost or effort at the reporting date.

The methods to measure expected credit losses are classified into following three categories in accordance with K-IFRS:

-	General approach: Financial assets that does not belong to below two models and unused loan commitments

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

-	Simplified approach: When financial assets are either trade receivables, contract assets or lease receivables

-	Credit impairment model: Purchased or originated credit-impaired financial assets

The measurement of loss allowance under general approach is differentiated depending on whether the credit risk has increased significantly after initial recognition. That is, loss allowance is measured based on 12-month expected credit loss when the credit risk has not increased significantly after initial recognition, while loss allowance is measured at lifetime expected credit loss when credit risk has increased significantly. Lifetime is the expected remaining life of the financial instrument up to the maturity date of the contract.

The measurement of loss allowance under simplified approach is always based on lifetime expected credit loss, and loss allowance under credit impairment model is measured as the cumulative change in lifetime expected credit loss since initial recognition.

a)	Measurement of expected credit losses on financial asset at amortized cost

The expected credit losses on financial assets at amortized cost is measured by the difference between the contractual cash flows during the period and the present value of expected cash flows. Expected cash inflows are computed for individually significant financial assets in order to calculate expected credit losses.

When financial assets that are not individually significant, they are included in a group of financial assets with similar credit risk characteristics and expected credit losses of the Company are calculated collectively.

Expected credit losses are deducted through loss allowance account, and when the financial asset is determined to be uncollectible, the loss allowance is written off from the books along with the related financial asset.

b)	Measurement of expected credit losses on financial asset at FVTOCI

The measurement method of expected credit loss is identical to financial asset at amortized cost, but changes in the allowance is recognized in other comprehensive income. When financial assets at FVTOCI is disposed or repaid, the related allowance is reclassified from accumulated other comprehensive income to net income.

(7)	Offsetting financial instruments

Financial assets and liabilities are presented as a net amount in the statements of financial position when the Company has an enforceable legal right and an intention to settle on a net basis or to realize an asset and settle the liability simultaneously.

(8)	Premises and equipment

Premises and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of premises and equipment is expenditures directly attributable to their purchase or construction, which includes any cost directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent costs are recognized in the carrying amount of an asset or as a separate asset (if appropriate) if it is probable that future economic benefit associated with the assets will flow into the Company and the cost of an asset can be measured reliably. Routine maintenance and repairs are expensed as incurred.

While land is not depreciated, for all other premises and equipment, depreciation is charged to net income on a straight-line basis by applying the following estimated economic useful lives on the amount of cost or revalued amount less residual value.

Useful life
Leasehold Improvement	5 years
Equipment and Vehicles	5 years

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

The Company reassesses the depreciation method, the estimated useful lives and residual values of premises and equipment at the end of each reporting period. If changes in the estimates are deemed appropriate, the changes are accounted for as a change in an accounting estimate. When there is an indicator of impairment and the carrying amount of a premises and equipment item exceeds the estimated recoverable amount, the carrying amount of such asset is reduced to the recoverable amount.

(9)	Intangible assets and goodwill

The Company is recognizing intangible assets measured at the manufacturing cost or acquisition cost plus additional incidental expenses less accumulated amortization and accumulated impairment losses. The Company’s intangible asset are amortized over the following economic lives using the straight-line method. However, for some intangible assets, the period of time that is expected to be available is not predictable, so the useful life of some intangible assets is assessed as indefinite and not depreciated.

The estimated useful life and amortization method of intangible assets with a finite useful life are reviewed at the end of each reporting period. If changes in the estimates are deemed appropriate, the changes are accounted for as a change in an accounting estimate.

Useful life
Software	1~5 years
Development cost	5 years

In addition, when an indicator that intangible assets are impaired is noted, and the carrying amount of the asset exceeds the estimated recoverable amount of the asset, the carrying amount of the asset is reduced to its recoverable amount immediately.

(10)	Impairment of non-monetary assets

Intangible assets with indefinite useful lives or intangible assets that are not yet available for use are tested for impairment annually, regardless of whether or not there is any indication of impairment. All other assets are tested for impairment by estimating the recoverable amount when there is an objective indication that the carrying amount may not be recoverable. Recoverable amount is the higher of value in use or net fair value, less costs to sell. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and such impairment loss is recognized immediately in net income.

(11)	Derivative instruments

Derivative instruments are classified as forwards, futures, options, and swaps depending on the types of transactions, and are classified as either trading or hedging at the point of transaction based on its purpose.

Derivatives are initially recognized at the fair value of the contract date and are subsequently measured at the fair value of the end of each reporting period. The resulting gain or loss is recognized in net income immediately unless the derivative is designated and effective as a hedging instrument. If derivatives have been designated as hedging instruments and it is effective, the recognition point of gain or loss depends on the characteristics of the hedging relationship.

Derivatives with a positive fair value(+) are recognized as financial assets, and derivatives with a negative fair value(-) are recognized as financial liabilities. Derivatives in financial statements are not offset unless they have a legally enforceable right to set-off or intend to set-off.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

(12)	Provisions

The Company recognizes provision if it has present or contractual obligations as a result of the past event, it is probable that an outflow of resources will be required to settle the obligation and the amount of the obligation is reliably estimated. Provision is not recognized for the future operating losses.

The Company recognizes the expenses incurred in recovering the leased asset to its original state, under the terms of the lease, as a provision at the commencement date of lease or at a specific period of time when the asset is liable as a result of its use. The provision is measured as the best estimate of the expenditure required to recover the asset and is regularly reviewed and adapted to the new circumstances.

Where there are a number of similar obligations, the probability that an outflow will be required in settlement is determined by considering the obligations as a whole. Although the likelihood of outflow for any one item may be small, if it is probable that some outflow of resources will be needed to settle the obligations as a whole, a provision is recognized.

The balance of provisions is reviewed at the end of each reporting period and adjusted to reflect the best estimate as of the end of the reporting period.

(13)	Equity instruments issued by the Company

1)	Capital and compound financial instruments

The Company classifies a financial instrument that it issues as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement. A financial liability is a contractual obligation to deliver cash or another financial asset to another entity. An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. The compound financial instruments issued by the Company are financial instruments which are neither a financial liability nor an equity instrument as they were designed to contain both equity and debt elements.

If the Company reacquires its own equity instruments, the consideration paid including the direct transaction costs (net of income tax expense) are presented as a deduction from total equity until such instruments are retired or reissued. When these instruments are reissued, the consideration received (net of direct transaction costs) is included in the shareholder’s equity.

2)	Hybrid securities

In case of hybrid securities that have the unconditional right to avoid contractual obligations, such as to deliver cash or other financial assets related to financial instruments, they are classifies as equity instruments and presented as part of equity.

(14)	Employee benefits and pensions

The Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for the services rendered by the employees. Also, the Company recognizes expenses and liabilities in the case of accumulating compensated absences when the employees render services that entitle their right to future compensated absences. Similarly, the Company recognizes expenses and liabilities for customary profit distribution or bonuses when the employees render services, even though the Company does not have legal obligation to do so because it can be construed as constructive obligation.

The Company is operating defined benefit plans. For defined benefit plans, the defined benefit liability is calculated through an actuarial assessment using the projected unit credit method every end of the reporting period, conducted by professional actuaries. Remeasurement, comprising actuarial gains and losses, the return on plan assets (excluding interest), and the effect of the changes to the asset ceiling (if applicable) is reflected immediately in the separate statement of financial position with a charge or credit recognized in other comprehensive income in the period in which they occur.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

Remeasurement recognized in the statement of comprehensive income is not reclassified to profit or loss in the subsequent periods. Past service cost is recognized in profit or loss in the period of a plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset. Defined benefit costs are composed of service cost (including current service cost and past service cost, as well as gains and losses on curtailments and settlements), net interest expense (income) and remeasurement.

The Company presents the service cost and net interest expense (income) components in profit or loss, and the remeasurement component in other comprehensive income. Curtailment gains and losses are accounted for as past service costs.

The retirement benefit obligation recognized in the separate statement of financial position represents the actual deficit or surplus in the Company’s defined benefit plans. Any surplus resulting from this calculation is recognized as an asset limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.

Liabilities for termination benefits are recognized at the earlier of either 1) the date when the Company is no longer able to cancel its proposal for termination benefits or 2) the date when the Company has recognized the cost of restructuring that accompanies the payment of termination benefits.

(15)	Income taxes

Income tax expense is composed of current tax and deferred tax. That is, income tax expense is composed of taxes payable or refundable during the period and deferred taxes calculated by applying asset-liability method to taxable and deductible temporary differences arising from operating loss and tax credit carryforwards. Temporary differences are the differences between the carrying values of assets and liabilities for financial reporting purposes and their tax bases. Deferred income tax benefit or expense is recognized for the change in deferred tax assets or liabilities. Deferred tax assets and liabilities are measured as of the reporting date using the enacted or substantively enacted tax rates expected to apply in the period in which the liability is settled or asset realized. Deferred tax assets, including the carryforwards of unused tax losses, are recognized to the extent it is probable that the deferred tax assets will be realized.

The Company, as a consolidation group for its wholly-owned subsidiaries applies consolidated tax return approach, in which the Company and its subsidiaries are consolidated into a single tax base and tax amount. The Company determined whether temporary differences are realizable by considering the Company and each subsidiary’s future taxable income. For the changes in deferred income tax asset (liability), the Company recognized income tax expense (benefit), excluding the amounts that are directly adjusted from equity. Also, as the Company became the consolidation entity for tax filings and tax returns, it recognized the total amount of income tax payables as liabilities and individual tax amounts to be received from each of its wholly-owned subsidiaries as receivables.

Deferred income tax assets and liabilities are offset if, and only if, the Company has a legally enforceable right to offset current tax assets against current tax liabilities, and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority or when the entity intends to settle current tax liabilities and assets on a net basis with different taxable entities.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets or liabilities are not recognized if they arise from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit (tax loss) nor the accounting profit.

Current and deferred taxes are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity or when it arises from business combination.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

The tax uncertainty arises from the compensation claim filed by the Company, and refund litigation for the amount of tax levied by the tax authority due to differences in tax law analysis. In response, the Company paid taxes in accordance with K-IFRS 2123 due to the tax authority’s claim, but recognized as a corporate tax asset if it is highly probable of a refund in the future. In addition, the Company appropriately estimates and reflects the amount of corporate tax liabilities based on the analysis of corporate tax laws and the evaluation of many factors, including past experiences.

(16)	Earnings per share (“EPS”)

Basic EPS is a calculation of net income per each common stock. It is calculated by dividing net income attributable to ordinary shareholders by the weighted-average number of common shares outstanding. Diluted EPS is calculated by adjusting the earnings and number of shares for the effects of all dilutive potential common shares.

(17)	Share-based payments

For cash-settled share-based payment transactions that provide cash in return for the goods or services received, the Company measures the goods or services received, and the corresponding liability at the fair value and recognizes as employee benefit expenses and liabilities during the vesting period.

The fair value of the liability is remeasured at the end of each reporting period and the settlement date until the liability is settled, and changes in fair value are recognized as employee benefits.

(18)	Leases

1)

The Company determines whether the contract is, or contains, a lease at the date of initial application. A contract is or contains a lease if the right to control the use of an identified asset is transferred in exchange for the consideration received for a period of time. In determining whether a contract transfers control of the use of the identified asset, the Company uses the definition of lease in K-IFRS 1116.

2)	Lessee

At the commencement date, the Company recognizes a right-of-use asset and a lease liability. The right-of-use asset is initially measured at cost, which comprises the amount of the initial measurement of the lease liability, lease payments made at or before the commencement date (less any lease incentives received), initial direct costs, and an estimate of costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site on which it is located.

The right-of-use asset is subsequently depreciated on a straight-line basis from the commencement date to the end of the lease term. However, if the lease transfers ownership of the underlying asset to the lessee by the end of the lease term or if the cost of the right-of-use asset reflects that the lessee will exercise a purchase option, the lessee depreciates the right-of-use asset same as a fixed asset from the commencement date to the end of the useful life of the underlying asset. The right-of-use asset may be reduced by an impairment of the underlying asset or adjusted by remeasurement of the lease liability.

At the commencement date, a lease liability is measured at the present value of the lease payments that are not paid at that date. The lease payments are discounted using the interest rate implicit in the lease, if the rate can be readily determined. If the rate cannot be readily determined, the Company’s incremental borrowing rate can be used. Generally, the Company uses incremental borrowing rate as a discount rate.

The Company makes adjustments to reflect the terms of the lease and the characteristics of the lease asset in interest rates obtained from external financial information, and calculates the incremental borrowing rate.

The company calculates the lease term by including the relevant period when it is quite certain that the lessee will exercise the extension option or the termination option. The company calculates the enforceable period in consideration of the economic disadvantages of terminating the contract if the lessee and the lessor have the right to terminate it without the consent of the other parties.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

The lease payments included in the measurement of the lease liability comprise the following:

-	Fixed payments (including in-substance fixed payments)

-	Variable lease payments that depend on an index (or a rate), initially measured using the index or rate as at the commencement date

-	Amounts expected to be payable by the lessee under residual value guarantees

-

The exercise price of a purchase option if the lessee is reasonably certain to exercise that option, lease payments of the extended period if the lessee is reasonably certain to exercise extension option, and payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease

A lease liability is subsequently measured by increasing the carrying amount to reflect interest rate on the lease liability and reducing the carrying amount to reflect the lease payments made. A lease liability is remeasured when future lease payments change, depending on the changes in an index or a rate, change in amounts expected to be payable due to residual value guarantees, assessment of whether the Company is reasonably certain to exercise the purchase option and extension option, the Company is not reasonably certain to exercise the termination options.

When lease liability is remeasured, the related right-of-use asset is adjusted and if the carrying amount of the right-of-use asset decreases to zero, the remeasurement amount is recognized in profit or loss.

The company consider all relevant facts and circumstances that lead to economic incentives not to exercise the extension option or not exercising the termination option. The period of the extension option (or the period of the termination option) is included in the lease period only when it is reasonably certain that the lessee will exercise the extension option (or will not).

The Company reevaluates the lease term when the option is exercised (or not exercised) or the Company is liable to exercise (or not exercise) the option. Company will change its judgment only when significant events occur that affect the lessee’s control and the determination of the lease term, or there is a significant change in the circumstances.

In the statement of financial position, the Company classified the right-of-use assets that do not meet the definition of investment property as ‘premises and equipment’ and the lease liabilities as ‘other financial liabilities.’

The Company has chosen a practical expedient that does not recognize the right-of-use asset and lease liabilities for short-term leases with a lease term less than 12 months and leases for which the underlying asset is of low value. The Company recognizes the lease payments associated with those leases as an expense on a straight-line basis over the lease term.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

The outbreak of COVID-19 has had a significant impact on the global economy including Korea. Financial and economic shocks may have negative impacts on the Company’s financial condition and results of operations in various forms both domestically and internationally. The Company will continue to evaluate future prospects related to the duration of COVID-19’s economic impact and the government’s policies.

The significant accounting estimates and assumptions are continuously being evaluated based on numerous factors including historical experiences and expectations of future events considered to be reasonably possible. Actual results can differ from those estimates based on such definitions. The accounting estimates and assumptions that contain significant risk of materially changing current book values of assets and liabilities in the next accounting periods are as follows:

(1)	Income taxes

The Company has recognized current and deferred taxes based on best estimates of expected future income tax effect arising from the Company’s operations until the end of the current reporting period. However, actual tax payment may not be identical to the related assets and/or liabilities already recognized, and these differences may affect current taxes and deferred tax assets/liabilities at the time when income tax effects are finalized. Deferred tax assets relating to tax losses carried forward and deductible temporary differences are recognized only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized. In this case the Company’s evaluation considers various factors such as estimated future taxable profit based on forecasted operating results, which are based on historical financial performance. The Company is reviewing the book value of deferred tax assets every end of the reporting period and in the event that the possibility of earning future taxable income changes, the deferred tax assets are adjusted up to taxable income sufficient to use deductible temporary differences.

(2)	Valuation of financial instruments

Financial assets at FVTPL and FVTOCI are recognized in the separate financial statements at fair value. All derivatives are measured at fair value. Valuation techniques are required in order to determine fair values of financial instruments where observable market prices do not exist. Financial instruments that are not actively traded and have low price transparency will have less objective fair value and require broad judgment in liquidity, concentration, uncertainty in market factors and assumption in price determination and other risks.

As described in Note 2, (6) 5), ‘Fair value of financial instruments’, when valuation techniques are used to determine the fair value of a financial instrument, various general techniques are used, and various types of assumptions and variables are incorporated during the process.

(3)	Impairment of financial instruments

K-IFRS 1109 requires entities to measure loss allowance equal to 12-month expected credit losses or lifetime expected credit losses after classifying financial assets into one of the three stages, which depends on the degree of increase in credit risk after their initial recognition.

	Stage 1	Stage 2	Stage 3
	Credit risk has not significantly increased since initial recognition(*)	Credit risk has significantly increased since initial recognition	Credit has been impaired
Allowance for expected credit losses	Expected 12-month credit losses: Expected credit losses due to possible defaults on financial instruments within a 12-month period from the end of reporting period.	Expected lifetime credit losses: Expected credit losses from all possible defaults during the expected lifetime of the financial instruments.

(*)	Credit risk may be considered to not have been significantly increased when credit risk is low at the end of reporting period.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

The Company has estimated the allowance for credit losses based on reasonable and supportable information that was available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions.

(4)	Defined benefit plan

The Company operates a defined benefit pension plan. Defined benefit obligation is calculated at every end of the reporting period by performing actuarial valuation, and estimation of assumptions such as discount rate, expected wage growth rate and mortality rate is required to perform such actuarial valuation. The defined benefit plan, due to its long-term nature, contains significant uncertainties in its estimates.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

4.	RISK MANAGEMENT

The Company is exposed to various risks that may arise from its operating activities and credit risk, market risk and liquidity risk are the main types of risks. In order to manage such risks, the Risk Management Department analyzes, assesses, and establishes risk management standards, including policies, guidelines, management systems and decision-making to ensure sound management of the Company.

The Risk Management Committee, Chief Risk Officer (“CRO”) and the Risk Management Department are operated as risk management organizations. The board of directors operates the Risk Management Committee, composed of nonexecutive directors for professional risk management. The Risk Management Committee performs as the top decision-making body for risk management by establishing fundamental risk management policies that are consistent with the Company’s management strategy and by determining the Company’s acceptable level of risk.

CRO assists the Risk Management Committee and operates the Group Risk Management Council, which is composed of the risk management managers of the subsidiaries, to periodically check and improve the external environment and the Group’s risk burden. The Risk Management Department which is independently structured, controls the risk management matter of the Group and reports key risks and assists decision-making.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred due to the refusal of the transaction or when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the Company’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1)	Credit risk management

The Company measures expected loss on assets subject to credit risk management and uses it as a management indicator.

2)	Maximum exposure

The maximum exposure to credit risk is as follows (Unit: Korean Won in millions):

			December 31, 2022	December 31, 2021
Loans and other financial assets at amortized cost (*)	Banks		1,946,609	585,006
	Corporates		95,268	48,104

	Sub-total		2,041,877	633,110

Financial assets at FVTPL	Derivative assets		689	—

		Total	2,042,566	633,110

(*)	Cash and cash equivalents are not included.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

a)	Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
	Korea	Korea
Loans and other financial assets at amortized cost	2,041,877	633,110
Financial assets at FVTPL	689	—

Total	2,042,566	633,110

b)	Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are finance and insurance, and others in accordance with the Korea Standard Industrial Classification Code as of December 31, 2022 and December 31, 2021 (Unit: Korean Won in millions):

	December 31, 2022
	Finance and insurance	Others	Total
Loans and other financial assets at amortized cost	2,039,388	2,489	2,041,877
Financial assets at FVTPL	689	—	689

Total	2,040,077	2,489	2,042,566

	December 31, 2021
	Finance and insurance	Others	Total
Loans and other financial assets at amortized cost	631,591	1,519	633,110

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

3)	Credit risk exposure

The maximum exposure to credit risk by asset quality, except for financial assets at FVTPL as of December 31, 2022 and 2021 is as follows (Unit: Korean Won in millions):

	December 31, 2022
	Stage 1		Stage 2		Stage 3	Total	Loss allowance	Total, net
Financial assets	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)

Loans and other financial assets at amortized cost	2,042,192	—	—	—	—	2,042,192	(315)	2,041,877
Banks	1,946,924	—	—	—	—	1,946,924	(315)	1,946,609
Corporates	95,268	—	—	—	—	95,268	—	95,268
General business	95,268	—	—	—	—	95,268	—	95,268

Total	2,042,192	—	—	—	—	2,042,192	(315)	2,041,877

(*1)	Credit grade of corporates are AAA ~ BBB.
(*2)	Credit grade of corporates are BBB- ~ C.

	December 31, 2021
	Stage 1		Stage 2		Stage 3	Total	Loss allowance	Total, net
Financial assets	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Loans and other financial assets at amortized cost	633,182	—	—	—	—	633,182	(72)	633,110
Banks	585,078	—	—	—	—	585,078	(72)	585,006
Corporates	48,104	—	—	—	—	48,104	—	48,104
General business	48,104	—	—	—	—	48,104	—	48,104

Total	633,182	—	—	—	—	633,182	(72)	633,110

(*1)	Credit grade of corporates are AAA ~ BBB.
(*2)	Credit grade of corporates are BBB- ~ C.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

(2)	Market risk

Market risk is the possible risk of loss arising from trading position and non-trading position as a result of the volatility of market factors such as interest rates, stock prices and foreign exchange rates, and the Company’s main market risk is interest rate risk.

The Company estimates and manages risks related to changes in interest rate due to the difference in the maturities of interest-bearing assets and liabilities and discrepancies in the terms of interest rates. Cash flows (both principal and interest), interest bearing assets and liabilities, presented by each re-pricing date, are as follows (Unit: Korean Won in millions):

	December 31, 2022
	Within 3 months (*1)	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost (*1)	315,632	406,445	913,995	—	—	—	1,636,072
Financial assets at FVTOCI (*2)	—	—	—	—	—	312,771	312,771

Sub-total	315,632	406,445	913,995	—	—	312,771	1,948,843

Liability:
Debentures	7,843	7,843	267,698	7,011	382,167	949,275	1,621,837

	December 31, 2021
	Within 3 months (*1)	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost (*1)	589,536	151,050	—	—	—	—	740,586
Financial assets at FVTOCI (*2)	—	—	—	—	—	146,294	146,294

Sub-total	589,536	151,050	—	—	—	146,294	886,880

Liability:
Debentures	7,072	7,072	7,072	7,072	458,230	1,072,004	1,558,522

(*1)

The principal and interest cash flows of cash and cash equivalents are included in the cash flows within three months, with 315,632 million won and 579,486 million won as of December 31, 2022 and 2021, respectively.

(*2)	Due to the uncertain timing of the sale, it is included in the section for over 5 years in accordance with the expiration of the remaining contract.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

(3)	Liquidity risk

Liquidity risk refers to the risk that the Company may encounter difficulties in meeting obligations from its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent damages from potential liquidity shortages with effective risk management that could arise from mismatching the maturity of assets and liabilities or unexpected cash outflows. The financial liabilities in the statement of financial position that are relevant to liquidity risk are incorporated within the scope of risk management.

The Company manages liquidity risk through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.).

2)	Maturity analysis of non-derivative financial liabilities

a)	Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2022
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Debentures	7,843	7,843	267,698	7,011	382,167	949,275	1,621,837
Lease liabilities	797	770	767	764	3,070	—	6,168
Other financial liabilities	10,720	21,087	—	348	8,000	—	40,155

Total	19,360	29,700	268,465	8,123	393,237	949,275	1,668,160

	December 31, 2021
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Debentures	7,072	7,072	7,072	7,072	458,230	1,072,004	1,558,522
Lease liabilities	684	681	680	677	252	—	2,974
Other financial liabilities	8,495	3,872	—	1,192	6,474	—	20,033

Total	16,251	11,625	7,752	8,941	464,956	1,072,004	1,581,529

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2022
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Debentures	7,843	7,843	267,698	7,011	382,167	949,275	1,621,837
Lease liabilities	797	770	767	764	3,070	—	6,168
Other financial liabilities	10,720	21,087	—	348	8,000	—	40,155

Total	19,360	29,700	268,465	8,123	393,237	949,275	1,668,160

	December 31, 2021
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Debentures	7,072	7,072	7,072	7,072	458,230	1,072,004	1,558,522
Lease liabilities	684	681	680	677	252	—	2,974
Other financial liabilities	8,495	3,872	—	1,192	6,474	—	20,033

Total	16,251	11,625	7,752	8,941	464,956	1,072,004	1,581,529

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

3)	Maturity analysis of derivative financial liabilities

The cash flow by the remaining contractual maturities of derivative financial liabilities as of December 31, 2022 and 2021 is as follows (Unit: Korean Won in millions):

December 31, 2022
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total

Financial liabilities at FVTPL	—	—	—	—	—	—	—

December 31, 2021
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total

Financial liabilities at FVTPL	—	—	—	—	329	—	329

(4)	Capital management

The Company complies with the standard of capital adequacy provided by financial regulatory authorities. The capital adequacy standard is based on Basel III published by Basel Committee on Banking Supervision in Bank for International Settlement and was implemented in Korea in December 2013. The capital adequacy ratio is calculated by dividing own capital by asset (weighted with a risk premium – risk weighted assets) based on the consolidated financial statements of the Company.

According to the above regulations, the Company is required to meet the following minimum requirements: Common Equity Tier 1 capital ratio of 8.0%, a Tier 1 capital ratio of 9.5%, and a Total capital ratio of 11.5%.

Details of the Company’s capital adequacy ratio calculated based on the consolidated financial statements are as follows (Unit: Korean Won in millions):

Details (*)	December 31, 2022	December 31, 2021
Tier 1 capital	23,757,296	21,994,047
Other Tier 1 capital	4,208,994	3,590,212
Tier 2 capital	3,437,735	3,395,989

Total risk-adjusted capital	31,404,025	28,980,248

Risk-weighted assets for credit risk	182,028,062	171,199,840
Risk-weighted assets for market risk	6,759,527	6,388,428
Risk-weighted assets for operational risk	16,519,885	14,914,801

Total risk-weighted assets	205,307,474	192,503,069

Common Equity Tier 1 ratio	11.57%	11.43%

Tier 1 capital ratio	13.62%	13.29%

Total capital ratio	15.30%	15.05%

(*)	The capital ratio at the end of the current period is provisional.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

5.	CASH AND CASH EQUIVALENTS

(1)	Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Demand deposits	18,361	218,725
Fixed deposits	295,000	360,000

Total	313,361	578,725

(2)	Significant transactions of investing activities and financing activities not involving cash inflows and outflows are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022	For the year ended December 31, 2021
Changes in other comprehensive income related to valuation of financial assets at FVTOCI	(24,676)	(2,407)
Changes in right-of-use assets due to new contract	893	291
Changes in right-of-use assets due to renewal of contract	5,463	—
Changes in lease liabilities due to new contract	803	291
Changes in lease liabilities due to renewal of contract	5,251	—
Comprehensive stock transfer	—	64,301
Changes in Hybrid securities outstanding dividends	1,117	—
Change in bond discount issuance differences due to bond issuance	236	511

(3)	Adjustments of liabilities from financing activities for the year ended December 31, 2022 and 2021 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022
	Beginning	Cash flow	Not involving cash inflows and outflows		Ending
			Amortization	Others (*)
Debentures	1,367,429	79,764	569	—	1,447,762
Lease liabilities	2,954	(3,072)	32	5,970	5,884

Total	1,370,383	76,692	601	5,970	1,453,646

(*)	Changes in lease liabilities due to new contracts and renewed include 6,054 million won.

	For the year ended December 31, 2021
	Beginning	Cash flow	Not involving cash inflows and outflows		Ending
			Amortization	Others (*)
Debentures	1,147,503	219,489	437	—	1,367,429
Lease liabilities	5,539	(2,864)	50	229	2,954

Total	1,153,042	216,625	487	229	1,370,383

(*)	Changes in lease liabilities due to new contracts include 291 million won.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

6.	FINANCIAL ASSETS AT FVTPL

(1)	Details of financial assets at FVTPL as of December 31, 2022 and 2021 are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Financial assets at FVTPL mandatorily measured at fair value	689	—

(2)	Financial assets at FVTPL mandatorily measured at fair value are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Derivatives assets	689	—

(3)	Financial assets at FVTPL designated as upon initial recognition is nil among financial assets at FVTPL as of December 31, 2022 and 2021.

7.	FINANCIAL ASSETS AT FVTOCI

(1)	Details of financial assets at FVTOCI as of December 31, 2022 and 2021 are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Hybrid securities	312,771	146,294

(2)	Details of equity securities designated as financial assets at FVTOCI as of December 31, 2022 and December 31, 2021 are as follows (Unit: Korean Won in millions):

Purpose of acquisition	December 31, 2022	December 31, 2021
Investment for political purpose	312,771	146,294

8.	LOANS AND OTHER FINANCIAL ASSETS AT AMORTIZED COST

(1)	Details of loans and other financial assets at amortized cost as of December 31, 2022 and 2021 are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Due from banks	1,299,687	159,928
Other financial assets	742,190	473,182

Total	2,041,877	633,110

(2)	Details of due from banks are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Due from banks in local currency:
Due from depository banks	1,300,000	160,000
Loss allowance	(313)	(72)

Total	1,299,687	159,928

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

(3)	Changes in the allowance for credit losses and gross carrying amount of due from banks are as follows (Unit: Korean Won in millions):

1)	Allowance for credit losses

	For the year ended December 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(72)	—	—	(72)
Provision of allowance for credit loss	(241)	—	—	(241)

Ending balance	(313)	—	—	(313)

	For the year ended December 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(147)	—	—	(147)
Reversal of allowance for credit loss	75	—	—	75

Ending balance	(72)	—	—	(72)

2)	Gross carrying amount

	For the year ended December 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	160,000	—	—	160,000
Net increase (decrease)	1,140,000	—	—	1,140,000

Ending balance	1,300,000	—	—	1,300,000

	For the year ended December 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	400,000	—	—	400,000
Net increase (decrease)	(240,000)	—	—	(240,000)

Ending balance	160,000	—	—	160,000

(4)	Details of other financial assets are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Receivables	724,101	468,920
Accrued income	15,991	2,188
Lease deposits	2,101	2,049
Other assets	—	25
Loss allowance	(3)	—

Total	742,190	473,182

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

(5)	Changes in the allowances for credit losses and gross carrying amount of other financial assets are as follows (Unit: Korean Won in millions):

1)	Allowance for credit losses

	For the year ended December 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	—	—	—	—
Provision of allowance for credit loss	(3)	—	—	(3)

Ending balance	(3)	—	—	(3)

For the year ended December 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	—	—	—	—
Reversal of allowance for credit loss	—	—	—	—

Ending balance	—	—	—	—

2)	Gross carrying amount

	For the year ended December 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	473,182	—	—	473,182
Net increase (decrease)	269,011	—	—	269,011

Ending balance	742,193	—	—	742,193

	For the year ended December 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	219,264	—	—	219,264
Net increase (decrease)	253,918	—	—	253,918

Ending balance	473,182	—	—	473,182

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

9.	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy is determined by the levels of judgment involved in estimating fair values of financial assets and liabilities. The specific financial instruments characteristics and market condition such as volume of transactions and transparency are reflected to the market observable inputs. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities. The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market assumptions are not readily available, the Company’s own assumptions reflect those that market participants would use for measuring the assets or liabilities at the measurement date.

The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•

Level 1—fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities, derivatives, and debt securities issued by governmental bodies.

•

Level 2— fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in OTC but not required significant judgment.

•

Level 3— fair value measurements are those derived from valuation technique that include inputs for the assets or liabilities that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	December 31, 2022
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at FVTPL
Derivative assets	—	—	689	689
Financial assets at FVTOCI
Hybrid securities	—	—	312,771	312,771

	December 31, 2021
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at FVTOCI
Hybrid securities	—	—	146,294	146,294
Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	—	—	329	329

Financial assets measured at FVTPL and financial assets measured at FVTOCI are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Company determines the fair value using valuation methods. Valuation methods and input variables for each type of financial instruments are as follows:

	Valuation methods	Input variables
Derivatives	As the transaction price of the forward contract is tentatively determined, the discounted cash flow method is used to calculate the fair values of the underlying asset, and based on this, the fair value of derivative is calculated.	Values of underlying assets

Hybrid securities	The fair value is measured using the Hull and White model and the Monte Carlo Simulations.	YTM Matrix, Additive spread by grade, Risk spread by entity, Effective Credit rating, Issuing information by item, Interest rate volatility estimate

Valuation methods of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

	Fair value measurement technique	Type	Significant unobservable inputs	Range	Impact of changes in significant unobservable inputs on fair value measurement
Derivative assets	The discounted cash flow method	Equity related	Discount rate	9.25% ~ 11.25%	Variation of fair value and derivative assets decrease as discount rate increase.
Hybrid securities	Hull and White model and others	Hybrid securities related	Interest rate (YTM), Market rate	Interest rate 3.63%~ 3.78% Market rate 5.32% ~ 7.05%	Variation of fair value increases as variation of interest rate (YTM) increases.

The fair value of financial assets classified as level 3 uses external valuation figures.

(3) Changes in financial assets and liabilities measured at fair value classified into Level 3 are as follows. (Unit: Korean Won in millions):

	For the year ended December 31, 2022
	Beginning balance	Net Income	Other comprehensive income	Purchases/ Issuances	Disposals/ Settlements	Transfer to or out of Level 3	Ending balance
Financial assets:
Financial assets at FVTPL
Derivative assets	—	689	—	—	—	—	689
Financial assets at FVTOCI
Hybrid securities	146,294	—	(33,523)	200,000	—	—	312,771
Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	329	(329)	—	—	—	—	—

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

	For the year ended December 31, 2021
	Beginning balance	Net Income	Other comprehensive income	Purchases/ Issuances	Disposals/ Settlements	Transfer to or out of Level 3	Ending balance
Financial assets:
Financial assets at FVTPL
Derivative assets	7,247	(7,247)	—	—	—	—	—
Financial assets at FVTOCI
Hybrid securities	149,614	—	(3,320)	—	—	—	146,294
Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	—	329	—	—	—	—	329

(4)	Sensitivity analysis results on reasonable fluctuation of the significant unobservable input variables for the fair value of Level 3 financial instruments are as follows.

The sensitivity analysis on financial instruments shows how changes in unobservable inputs affect changes in fair value of the instruments through favorable and unfavorable changes. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes which resulted from varying the assumptions individually. The sensitivity analysis was performed for equity related derivatives of which fair value changes are recognized as net income and hybrid securities of which fair value changes are recognized as other comprehensive income among level 3 financial instruments.

The following table presents the sensitivity analysis to disclose the effect of reasonably possible volatility.(Unit: Korean Won in millions):

	December 31, 2022
	Net income		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1)	16,523	(13,279)	—	—
Financial assets at FVTOCI
Hybrid securities (*2)	—	—	10,347	(9,988)

(*1)

Fair value changes of equity related derivatives are calculated by increasing or decreasing stock price volatility rate of underlying assets and correlation, which are major unobservable variables, by 1%, respectively.

(*2)	Fair value changes of hybrid securities are calculated by increasing or decreasing market rate, which is the major unobservable variable, by 1%, respectively.

	December 31, 2021
	Net income		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTOCI
Hybrid securities (*1)	—	—	5,078	(4,910)
Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities (*2)	33	(33)	—	—

(*1)	Fair value changes of hybrid securities are calculated by increasing or decreasing market rate, which is the major unobservable variable, by 1%, respectively.
(*2)

Fair value changes of equity related derivatives are calculated by increasing or decreasing stock price volatility rate of underlying assets and correlation, which are major unobservable variables, by 10%, respectively.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

(5)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	December 31, 2022
	Fair value				Carrying amount
	Level 1	Level 2	Level 3	Total
Financial assets:
Loans and other financial assets at amortized cost (*)	—	—	2,041,877	2,041,877	2,041,877
Financial liabilities:
Debentures	—	1,277,164	—	1,277,164	1,447,762
Other financial liabilities (*)	—	—	40,155	40,155	40,155

(*)	The carrying amount is disclosed at fair value considering the carrying amount as an approximation of fair value.

	December 31, 2021
	Fair value				Carrying amount
	Level 1	Level 2	Level 3	Total
Financial assets:	`
Loans and other financial assets at amortized cost (*)	—	—	633,110	633,110	633,110
Financial liabilities:
Debentures	—	1,361,369	—	1,361,369	1,367,429
Other financial liabilities (*)	—	—	20,033	20,033	20,033

(*)	The carrying amount is disclosed at fair value considering the carrying amount as an approximation of fair value.

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Company determines the fair value using valuation methods. For the disclosed items in which book value is considered to be the approximate value of fair value, valuation techniques and input variables are not disclosed. Valuation techniques and input variables for the fair value of financial liabilities that are recorded at amortized cost are as follows:

	Valuation methods	Input variables
Debentures	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Company.	Risk-free market rate, etc.

(6)	Financial instruments by category

Carrying amounts of financial assets and liabilities by each category are as follows (Unit: Korean Won in millions):

1)	Financial assets

	December 31, 2022
Financial assets	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Total
Deposits	—	—	1,299,687	1,299,687
Hybrid securities	—	312,771	—	312,771
Derivative assets	689	—	—	689
Other financial assets	—	—	742,190	742,190

Total	689	312,771	2,041,877	2,355,337

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

	December 31, 2021
Financial assets	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Total
Deposits	—	—	159,928	159,928
Hybrid securities	—	146,294	—	146,294
Other financial assets	—	—	473,182	473,182

Total	—	146,294	633,110	779,404

2)	Financial liabilities

	December 31, 2022		December 31, 2021
Financial liabilities	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Financial liabilities at FVTPL	Financial liabilities at amortized cost
Debentures	—	1,447,762	—	1,367,429
Derivative liabilities	—	—	329	—
Other financial liabilities	—	40,155	—	20,033

Total	—	1,487,917	329	1,387,462

(7)	Income or expense from financial instruments by category

Income or expense from financial assets and liabilities by each category for the year ended December 31, 2022 and 2021 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022
	Interest Income(expense)	Provision of credit loss	Others	Total
Financial assets at FVTPL	—	—	1,018	1,018
Financial assets at FVTOCI	—	—	12,967	12,967
Loans and other financial assets at amortized cost (*)	25,614	(244)	—	25,370
Financial liabilities at amortized cost	(30,606)	—	—	(30,606)

Total	(4,992)	(244)	13,985	8,749

(*)	9,138 million won interest income of cash and cash equivalents are included.

	For the year ended December 31, 2021
	Interest Income(expense)	Reversal of credit loss	Others	Total
Financial assets at FVTPL	—	—	(7,576)	(7,576)
Financial assets at FVTOCI	—	—	5,160	5,160
Loans and other financial assets at amortized cost (*)	4,236	76	—	4,312
Financial liabilities at amortized cost	(26,426)	—	—	(26,426)

Total	(22,190)	76	(2,416)	(24,530)

(*)	2,229 million won interest income of cash and cash equivalents are included.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

10.	INVESTMENTS IN SUBSIDIARIES

(1)	Details of Investments in subsidiaries are as follows (Unit: Korean Won in millions and number of shares):

Subsidiaries	Location	Capital stock	Main business
Woori Bank	Korea	3,581,400	Finance
Woori Card Co., Ltd.	Korea	896,300	Finance
Woori Financial Capital Co., Ltd.	Korea	373,800	Finance
Woori Investment Bank Co., Ltd.	Korea	437,100	Other credit finance
Woori Asset Trust Co., Ltd	Korea	15,300	Finance
Woori Savings Bank	Korea	124,000	Savings bank business
Woori Asset Management Corp.	Korea	20,000	Finance
Woori F&I Co., Ltd.	Korea	20,000	Finance
Woori Credit Information Co., Ltd.	Korea	5,000	Credit information
Woori Fund Service Co., Ltd.	Korea	10,000	Finance
Woori Private Equity Asset Management Co., Ltd.	Korea	80,000	Finance
Woori Global Asset Management Co., Ltd.	Korea	20,000	Finance
Woori FIS Co., Ltd.	Korea	24,500	System software development & maintenance
Woori Finance Research Institute Co., Ltd.	Korea	3,000	Other service business

	December 31, 2022			December 31, 2021
Subsidiaries (*1)	Number of shares	Percentage of ownership (%) (*2)	Financial statements date of use	Number of shares	Percentage of ownership (%) (*2)	Financial statements date of use
Woori Bank	716,000,000	100.0	December 31, 2022	716,000,000	100.0	December 31, 2021
Woori Card Co., Ltd.	179,266,200	100.0	December 31, 2022	179,266,200	100.0	December 31, 2021
Woori Financial Capital Co., Ltd.	74,757,594	100.0	December 31, 2022	74,757,594	100.0	December 31, 2021
Woori Investment Bank Co., Ltd.	513,162,392	58.7	December 31, 2022	513,162,392	58.7	December 31, 2021
Woori Asset Trust Co., Ltd	1,560,000	67.2	December 31, 2022	1,560,000	67.2	December 31, 2021
Woori Savings Bank	24,802,623	100.0	December 31, 2022	24,802,623	100.0	December 31, 2021
Woori Asset Management Corp.	2,920,000	73.0	December 31, 2022	2,920,000	73.0	December 31, 2021
Woori F&I Co., Ltd.	4,000,000	100.0	December 31, 2022	—	—	—
Woori Credit Information Co., Ltd.	1,008,000	100.0	December 31, 2022	1,008,000	100.0	December 31, 2021
Woori Fund Service Co., Ltd.	2,000,000	100.0	December 31, 2022	2,000,000	100.0	December 31, 2021
Woori Private Equity Asset Management Co., Ltd.	16,000,000	100.0	December 31, 2022	6,000,000	100.0	December 31, 2021
Woori Global Asset Management Co., Ltd.	4,000,000	100.0	December 31, 2022	4,000,000	100.0	December 31, 2021
Woori FIS Co., Ltd.	4,900,000	100.0	December 31, 2022	4,900,000	100.0	December 31, 2021
Woori Finance Research Institute Co., Ltd.	600,000	100.0	December 31, 2022	600,000	100.0	December 31, 2021

(*1)	Only subsidiaries invested directly by the Company are included.
(*2)	The percentage is based on the effective shareholding rate relative to the number of stocks outstanding.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

(2)	Changes in the carrying value of investments in subsidiaries are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022
	Beginning balance	Acquisition	Disposal	Ending balance
Woori Bank	18,921,151	—	—	18,921,151
Woori Card Co., Ltd.	1,118,367	—	—	1,118,367
Woori Financial Capital Co., Ltd.	1,003,206	—	—	1,003,206
Woori Investment Bank Co., Ltd.	447,673	—	—	447,673
Woori Asset Trust Co., Ltd	224,198	—	—	224,198
Woori Savings Bank	213,238	—	—	213,238
Woori Asset Management Corp.	122,449	—	—	122,449
Woori F&I Co., Ltd.(*1)	—	200,000	—	200,000
Woori Credit Information Co., Ltd.	16,466	—	—	16,466
Woori Fund Service Co., Ltd.	13,939	—	—	13,939
Woori Private Equity Asset Management Co., Ltd.(*2)	7,797	50,000	—	57,797
Woori Global Asset Management Co., Ltd.	33,000	—	—	33,000
Woori FIS Co., Ltd.	21,754	—	—	21,754
Woori Finance Research Institute Co., Ltd.	1,677	—	—	1,677

Total	22,144,915	250,000	—	22,394,915

(*1)	On January 7, 2022, Woori Financial F&I Co., Ltd. was established (100% stake, 200 billion won in stock payments) and included as a subsidiary.
(*2)	The Capital increase amount of 50,000 million Won was made in June 2022.

	For the year ended December 31, 2021
	Beginning balance	Acquisition	Disposal	Ending balance
Woori Bank	18,921,151	—	—	18,921,151
Woori Card Co., Ltd.	1,118,367	—	—	1,118,367
Woori Financial Capital Co., Ltd. (*1)	633,758	369,448	—	1,003,206
Woori Investment Bank Co., Ltd.	447,673	—	—	447,673
Woori Asset Trust Co., Ltd	224,198	—	—	224,198
Woori Asset Management Corp.	122,449	—	—	122,449
Woori Savings Bank (*2)	—	213,238	—	213,238
Woori Credit Information Co., Ltd.	16,466	—	—	16,466
Woori Fund Service Co., Ltd.	13,939	—	—	13,939
Woori Private Equity Asset Management Co., Ltd.	7,797	—	—	7,797
Woori Global Asset Management Co., Ltd.	33,000	—	—	33,000
Woori FIS Co., Ltd.	21,754	—	—	21,754
Woori Finance Research Institute Co., Ltd.	1,677	—	—	1,677

Total	21,562,229	582,686	—	22,144,915

(*1)

After the Company acquiring 76.8% interests of Aju Capital Co., Ltd. in December 2020, Aju Capital Co. changed its name to Woori Financial Capital Co., Ltd. The Company acquired an additional 13.7% interests in April 2021 and acquired residual interest(9.5%) in August 2021 to make Woori Financial Capital Co., Ltd. a wholly owned subsidiary. In addition, the capital increase of 200,000 million Won was made in November 2021.

(*2)	The Company acquired 100.0% interests of Woori Savings Bank from its subsidiary, Woori Financial Capital Co., Ltd. in March 2021, and the capital increase of 100,000 million Won was made in May 2021.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

11.	PREMISES AND EQUIPMENT

(1)	Details of premises and equipment as of December 31, 2022 and 2021 are as follows (Unit: Korean Won in millions):

	December 31, 2022
	Building	Equipment and Vehicles	Leasehold improvements	Total
Premises and equipment(owned)	—	1,944	3,125	5,069
Right-of-use asset	5,462	521	—	5,983

Total	5,462	2,465	3,125	11,052

	December 31, 2021
	Building	Equipment and Vehicles	Leasehold improvements	Total
Premises and equipment(owned)	—	2,676	2,411	5,087
Right-of-use asset	2,272	431	—	2,703

Total	2,272	3,107	2,411	7,790

(2)	Details of premises and equipment (owned) as of December 31, 2022 and 2021 are as follows (Unit: Korean Won in millions):

	December 31, 2022
	Equipment and Vehicles	Leasehold improvements	Total
Acquisition cost	6,012	6,107	12,119
Accumulated depreciation	(4,068)	(2,982)	(7,050)

Net carrying amount	1,944	3,125	5,069

	December 31, 2021
	Equipment and Vehicles	Leasehold improvements	Total
Acquisition cost	5,583	4,323	9,906
Accumulated depreciation	(2,907)	(1,912)	(4,819)

Net carrying amount	2,676	2,411	5,087

(3)	Details of changes in premises and equipment (owned) are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022
	Equipment and Vehicles	Leasehold improvements	Total
Beginning balance	2,676	2,411	5,087
Acquisitions	429	1,783	2,212
Depreciation	(1,161)	(1,069)	(2,230)

Ending balance	1,944	3,125	5,069

	For the year ended December 31, 2021
	Equipment and Vehicles	Leasehold improvements	Total
Beginning balance	3,779	3,233	7,012
Acquisitions	12	39	51
Depreciation	(1,115)	(861)	(1,976)

Ending balance	2,676	2,411	5,087

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

(4)	Details of right-of-use assets as of December 31, 2022 and 2021 are as follows (Unit: Korean Won in millions):

	December 31, 2022
	Building	Equipment and Vehicles	Total
Acquisition cost	10,320	1,191	11,511
Accumulated depreciation	(4,858)	(670)	(5,528)

Net carrying amount	5,462	521	5,983

	December 31, 2021
	Building	Equipment and Vehicles	Total
Acquisition cost	4,544	1,178	5,722
Accumulated depreciation	(2,272)	(747)	(3,019)

Net carrying amount	2,272	431	2,703

(5)	Details of changes in right-of-use assets for the year ended December 31, 2022 and 2021 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022
	Building	Equipment and Vehicles	Total
Beginning balance	2,272	431	2,703
New contracts	5,777	579	6,356
Termination	—	(78)	(78)
Depreciation	(2,587)	(411)	(2,998)

Ending balance	5,462	521	5,983

	For the year ended December 31, 2021
	Building	Equipment and Vehicles	Total
Beginning balance	4,936	590	5,526
New contracts	—	291	291
Termination	—	(60)	(60)
Depreciation	(2,272)	(390)	(2,662)
Others	(392)	—	(392)

Ending balance	2,272	431	2,703

12.	INTANGIBLE ASSETS

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	December 31, 2022
	Software	Development cost	Membership deposit	Total
Acquisition cost	3,866	3,500	2,371	9,737
Accumulated amortization	(3,162)	(1,716)	—	(4,878)

Net carrying amount	704	1,784	2,371	4,859

	December 31, 2021
	Software	Development cost	Membership deposit	Total
Acquisition cost	3,389	3,000	2,371	8,760
Accumulated amortization	(2,507)	(1,082)	—	(3,589)

Net carrying amount	882	1,918	2,371	5,171

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022
	Software	Development cost	Membership deposit	Construction in progress	Total
Beginning balance	882	1,918	2,371	—	5,171
Acquisitions	477	200	—	300	977
Amortization	(655)	(634)	—	—	(1,289)
Transfer	—	300	—	(300)	—

Ending balance	704	1,784	2,371	—	4,859

	For the year ended December 31, 2021
	Software	Development cost	Membership deposit	Construction in progress	Total
Beginning balance	1,265	1,646	2,371	—	5,282
Acquisitions	266	—	—	795	1,061
Amortization	(675)	(497)	—	—	(1,172)
Transfer	26	769	—	(795)	—

Ending balance	882	1,918	2,371	—	5,171

13.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Prepaid expenses	322	151

14.	FINANCIAL LIABILITIES AT FVTPL

(1)	Financial liabilities at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Financial liabilities at FVTPL	—	329

(2)	Financial liabilities at FVTPL value are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Derivative liabilities	—	329

(3)	There are no financial liabilities designated as FVTPL among financial liabilities at FVTPL as of December 31, 2022 and 2021.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

15.	DEBENTURES

Details of debentures are as follows (Unit: Korean Won in millions):

	December 31, 2022		December 31, 2021
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bonds:
General bonds	1.23~3.90	500,000	1.23~2.19	420,000
Subordinated bonds	2.13~2.55	950,000	2.13~2.55	950,000

Sub-total		1,450,000		1,370,000
Deducted item:
Discounts on bonds		(2,238)		(2,571)

Total		1,447,762		1,367,429

16.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Asset retirement obligation	487	394

(2)	Changes in asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the year ended December 31,2022	For the year ended December 31,2021
Beginning balance	394	782
Increase	87	—
Amortization	6	4
Reversal of unused amount, etc.	—	(392)

Ending balance	487	394

The amount of the asset retirement obligation is the present value of the best estimate of future expected expenditure to settle the obligation – arising from leased assets used as offices as of December 31, 2022, discounted by appropriate discount rate. The restoration cost is expected to occur by the end of the lease period of each office, and the Company used the average amount of the major subsidiaries’ actual recovery cost and the inflation rate for the past 3 years in order to estimate future recovery cost.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

17.	NET DEFINED BENEFIT ASSET

The Company’s pension plan is based on the defined benefit retirement pension plan. Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of salary at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using the projected unit method, which takes into account of projected earnings’ increase, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Company is exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of asset	The defined benefit obligation was estimated with an interest rate calculated based on blue chip corporate bonds earnings. A deficit may occur if the rate of return of plan assets falls short of the interest rate.

Decrease in profitability of blue chip bonds	A decrease in profitability of blue chip bonds will be offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit obligation.

Risk of inflation	Defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	Details of net defined benefit asset are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Present value of defined benefit obligation	(18,660)	(20,966)
Fair value of plan assets	24,607	22,482

Net defined benefit asset	5,947	1,516

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2022	For the year ended December 31, 2021
	Beginning balance	20,966	20,083
	Transfer-in / out	(625)	(553)
	Current service cost	2,527	2,420
	Interest cost	608	486
Remeasurements	Financial assumption	(4,443)	(1,028)
	Experience adjustment	917	604
	Retirement benefit paid	(941)	(827)
	Others	(349)	(219)

	Ending balance	18,660	20,966

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022	For the year ended December 31, 2021
Beginning balance	22,482	23,592
Transfer-in / out	644	(2,709)
Interest income	685	600
Remeasurements	(310)	(317)
Employer’s contributions	2,070	2,420
Retirement benefit paid	(964)	(1,104)

Ending balance	24,607	22,482

(4)	The fair value of plan assets as of December 31, 2022 and 2021 is as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Cash and due from banks	24,607	22,482

Meanwhile, the actual revenue of the current and prior term plan assets is 375 million won and 283 million won, respectively. The contribution expected to be paid in the fiscal year beginning after the reporting period is 1,773 million won.

(5)	The amount recognized in profit or loss and total comprehensive income related to the defined benefit plan for the year ended December 31, 2022 and 2021 is as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022	For the year ended December 31, 2021
Current service cost	2,527	2,420
Net interest expense	(77)	(114)

Cost recognized in net income	2,450	2,306

Remeasurements (*)	(3,216)	(108)

Cost recognized in total comprehensive income	(766)	2,198

(*)	The amount is before income tax effect.

(6)	Key actuarial assumptions used in defined benefit liability measurement are as follows:

	December 31, 2022	December 31, 2021
Discount rate	5.34%	2.98%
Future wage growth rate	5.50%	5.50%
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute
Retirement rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute

The weighted average maturity of the defined benefit obligation is 9.54 years.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

(7)	The sensitivity to actuarial assumptions used in the assessment of defined benefit obligation is as follows (Unit: Korean Won in millions):

		December 31, 2022	December 31, 2021
Discount rate	Increase by 1% point	(1,487)	(1,864)
	Decrease by 1% point	1,701	2,152
Future wage growth rate	Increase by 1% point	1,683	2,078
	Decrease by 1% point	(1,499)	(1,840)

18.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Other financial liabilities:
Accounts payable	20,243	4,118
Accrued expenses	19,912	15,915
Lease liabilities	5,884	2,955

Sub-total	46,039	22,988

Other liabilities:
Other miscellaneous liabilities	591	548

Total	46,630	23,536

19.	DERIVATIVES

Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2022		December 31, 2021
	Nominal amount	Assets (Liabilities) For trading	Nominal amount	Assets (Liabilities) For trading
Equity Forwards	176,720	689	124,350	329

Derivatives held for trading are classified into financial assets at FVTPL in the statements of financial position (seeing Note 6 and Note 14).

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

20.	EQUITY

(1)	Details of equity as of December 31, 2022 and 2021 are as follows (Unit: Korean Won in millions):

		December 31, 2022	December 31, 2021
Capital		3,640,303	3,640,303
Hybrid securities		3,112,273	2,294,288
Capital surplus		10,909,281	10,909,281
Other equity	Treasury stock	(26)	(26)
	Accumulated other comprehensive income	(26,160)	(3,848)

	Sub-total	(26,186)	(3,874)

Retained earnings (*1) (*2)		5,261,231	4,824,991

Total		22,896,902	21,664,989

(*1)	The regulatory reserve for credit loss in retained earnings amounted to 2,356 million won and 1,086 million won as of December 31, 2022 and 2021 in accordance with the relevant regulation.
(*2)

The earned surplus reserve in retained earnings amounted to 181,860 million won and 122,370 million won as of December 31, 2022 and 2021 in accordance with the Article 53 of the Financial Holding Company Act.

(2)	The number of authorized shares and others of the Company are as follows:

	December 31, 2022	December 31, 2021
Shares of common stock authorized	4,000,000,000 Shares	4,000,000,000 Shares
Par value	5,000 Won	5,000 Won
Shares of common stock issued	728,060,549 Shares	728,060,549 Shares
Capital stock	3,640,303 million won	3,640,303 million won

(3)	Hybrid securities

The bond-type hybrid securities classified as owner’s equity are as follows (Unit: Korean Won in millions):

	Issue date	Maturity	Interest rate (%)	December 31, 2022	December 31, 2021
Securities in local currency	2019-07-18	—	3.49	500,000	500,000
Securities in local currency	2019-10-11	—	3.32	500,000	500,000
Securities in local currency	2020-02-06	—	3.34	400,000	400,000
Securities in local currency	2020-06-12	—	3.23	300,000	300,000
Securities in local currency	2020-10-23	—	3.00	200,000	200,000
Securities in local currency	2021-04-08	—	3.15	200,000	200,000
Securities in local currency	2021-10-14	—	3.60	200,000	200,000
Securities in local currency	2022-02-17	—	4.10	300,000	—
Securities in local currency	2022-07-28	—	4.99	300,000	—
Securities in local currency	2022-10-25	—	5.97	220,000	—
Issuance cost				(7,727)	(5,712)

Total				3,112,273	2,294,288

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

The hybrid securities mentioned above do not have maturity date but are redeemable after 5 years from the date of issuance.

(4)	Accumulated other comprehensive income

Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022
	Beginning balance	Increase (decrease)	Income tax effect	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	(2,688)	(33,522)	8,846	(27,364)
Remeasurements of defined benefit plan	(1,160)	3,216	(852)	1,204

Total	(3,848)	(30,306)	7,994	(26,160)

	For the year ended December 31, 2021
	Beginning balance	Increase (decrease)	Income tax effect	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	(280)	(3,321)	913	(2,688)
Remeasurements of defined benefit plan	(1,238)	108	(30)	(1,160)

Total	(1,518)	(3,213)	883	(3,848)

(5)	Regulatory Reserve for Credit Loss

In accordance with Article 26 ~ 28 of the Financial holding company Supervision Regulations, the Company calculates and discloses the regulatory reserve for credit loss.

1)	Balance of the regulatory reserve for credit loss

Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Beginning balance	2,356	1,086
Planned provision of regulatory reserve for credit loss	1,341	1,270

Ending balance	3,697	2,356

2)	Provision of regulatory reserve for credit loss, adjusted net income after the provision of regulatory reserve and others

Planned reserves provided, adjusted net income after the planned reserves provided and adjusted EPS after the planned reserves provided are as follows (Unit: Korean Won in millions, except for EPS amount):

	For the year ended December 31, 2022	For the year ended December 31, 2021
Net income before regulatory reserve	1,183,249	594,852
Provision of regulatory reserve for credit loss	1,341	1,270
Adjusted net income after the provision of regulatory reserve	1,181,908	593,582
Dividends to hybrid securities	(91,757)	(66,250)
Adjusted net income after regulatory reserve and dividends to hybrid securities	1,090,151	527,332
Adjusted EPS after regulatory reserve and dividends to hybrid securities (Unit: Korean Won)	1,497	728

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

(6)	Statements of appropriations of retained earnings are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022 (Expected date of disposal March 24, 2023)	For the year ended December 31, 2021 (Confirmed date of disposal March 25, 2022)
Unappropriated retained earnings:
Unappropriated retained earnings carried over from prior years	4,094,731	281,274
Transfer of capital surplus to retained earnings	—	4,000,000
Interim dividend (dividend per share (%)) (2022: 150 won (3.0%)) (2021: 150 won (3.0%))	(109,209)	(108,341)
Dividend to hybrid equity securities	(91,757)	(66,250)
Net income	1,183,249	594,852

	5,077,014	4,701,535

Appropriation of retained earnings:
Earned profit reserves	118,330	59,490
Regulatory reserve for credit loss	1,341	1,270
Cash dividend (dividend per share (%)) (2022: 980 won (19.6%)) (2021: 750 won (15.0%))	713,497	546,044

	833,168	606,804

Unappropriated retained earnings to be carried forward	4,243,846	4,094,731

The appropriation of retained earnings for the year ended December 31, 2022, is expected to be appropriated at the shareholders’ meeting on March 24, 2023. The appropriation date for the year ended December 31, 2021, was March 25, 2022.

(7)	Changes in treasury stocks are as follows (Unit: Shares, Korean Won in millions):

	December 31, 2022		December 31, 2021
	Number of shares	Book value	Number of shares	Book value
Beginning balance	2,324	26	2	—
Acquisition	—	—	2,322	26

Ending balance	2,324	26	2,324	26

21.	DIVIDENDS

(1)

Dividends per share and the total dividends for the fiscal year ending December 31, 2021 were 750 Won and 546,044 million Won, respectively, approved at the regular general shareholder’s meeting held on March 25, 2022, and were paid in April 2022.

(2)	On July 22, 2022, the Board of Directors has declared an interim dividend of 150 Won per share (109,209 million Won in total) with June 30, 2022 as a record date, and were paid in August 2022.

(3)

Dividends per share and the total dividends for the fiscal year ending December 31, 2022 were 980 Won and 713,497 million Won, respectively, will be approved at the regular general shareholders’ meeting held on March 24, 2023. The current financial statements do not include such outstanding dividends.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

22.	NET INTEREST INCOME

(1)	Interest income recognized is as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022	For the year ended December 31, 2021
Interest on due from banks	25,587	4,213
Other interest income	27	23

Total	25,614	4,236

(2)	Details of interest expense recognized are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022	For the year ended December 31, 2021
Interest on borrowings	30,606	26,427
Other interest expense	6	4
Interest on lease liabilities	32	50

Total	30,644	26,481

23.	NET FEES AND COMMISSIONS INCOME

(1)	Details of fees and commissions income incurred are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022	For the year ended December 31, 2021
Fees and commissions income	1,596	1,306

(2)	Details of fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022	For the year ended December 31, 2021
Fees and commissions paid	7,837	5,681
Others	8,818	8,210

Total	16,655	13,891

24.	DIVIDEND INCOME

Details of dividend income recognized are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022	For the year ended December 31, 2021
Dividend income recognized from investments in subsidiaries	1,259,426	687,445
Dividend income recognized from FVTOCI	12,967	5,160

Total	1,272,393	692,605

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

25.	NET GAIN OR LOSS ON FINANCIAL INSTRUMENTS AT FVTPL

(1)	Details of gain or loss related to net gain or loss on financial instruments at FVTPL are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022	For the year ended December 31, 2021
Gains and losses on financial instruments at FVTPL mandatorily measured at fair value	1,018	(7,576)

(2)	Details of net gain or loss on financial instrument at FVTPL are as follows (Unit: Korean Won in millions):

			For the year ended December 31, 2022	For the year ended December 31, 2021
Derivatives (Held for trading)	Equity derivatives	Gain on transactions and valuation	1,018	—
		Loss on transactions and valuation	—	(7,576)

			1,018	(7,576)

26.	REVERSAL (PROVISION) FOR IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Details of reversal for impairment losses due to credit loss recognized are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022	For the year ended December 31, 2021
Reversal (Provision) for impairment losses due to credit loss on loans and other financial assets at amortized cost	(244)	76

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

27.	GENERAL AND ADMINISTRATIVE EXPENSES

(1)	Details of general and administrative expenses recognized are as follows (Unit: Korean Won in millions):

			For the year ended December 31, 2022	For the year ended December 31, 2021
Employee benefits	Short-term employee benefits	Salaries	30,661	26,993
		Employee fringe benefits	9,978	7,564
		Retirement benefit service costs	2,450	2,306
		Share based payments	2,157	3,627

		Sub-total	45,246	40,490

Depreciation and amortization			6,517	5,809
Other general and administrative expenses		Rent	1,602	1,420
		Taxes and public dues	400	435
		Service charges	3,038	2,991
		Computer and IT related	6,040	4,894
		Telephone and communication	754	647
		Operating promotion	1,307	1,184
		Advertising	168	190
		Printing	52	59
		Traveling	588	65
		Supplies	157	135
		Insurance premium	195	43
		Reimbursement	1,081	1,077
		Vehicle maintenance	282	257
		Others	24	29

		Sub-total	15,688	13,426

Total			67,451	59,725

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

(2)	Share-based payment

Details of performance condition share-based payment granted to executives as of December 31, 2022 and 2021 are as follows.

1)	Performance condition share-based payment

Subject to		Shares granted for the year 2019
Type of payment		Cash-settled
Vesting period		January 11, 2019 ~ December 31, 2022
Date of payment		2023-01-01
Fair value (*1)		12,406 Won
Valuation method		Black-Scholes Model
Expected dividend rate		5.05%
Expected maturity date		0 years
Number of shares remaining	As of December 31, 2022	77,728 shares
	As of December 31, 2021	77,728 shares
Number of shares granted (*2)	As of December 31, 2022	77,728 shares
	As of December 31, 2021	77,728 shares
Subject to		Shares granted for the year 2020
Type of payment		Cash-settled
Vesting period		January 1, 2020 ~ December 31, 2023
Date of payment		2024-01-01
Fair value (*1)		11,796 won
Valuation method		Black-Scholes Model
Expected dividend rate		5.05%
Expected maturity date		1 years
Number of shares remaining	As of December 31, 2022	189,270 shares
	As of December 31, 2021	189,270 shares
Number of shares granted (*2)	As of December 31, 2022	189,270 shares
	As of December 31, 2021	189,270 shares
Subject to		Shares granted for the year 2021
Type of payment		Cash-settled
Vesting period		January 1, 2021 ~ December 31, 2024
Date of payment		2025-01-01
Fair value (*1)		11,215 won
Valuation method		Black-Scholes Model
Expected dividend rate		5.05%
Expected maturity date		2 years
Number of shares remaining	As of December 31, 2022	239,798 shares
	As of December 31, 2021	239,798 shares
Number of shares granted (*2)	As of December 31, 2022	239,798 shares
	As of December 31, 2021	239,798 shares

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

Subject to		Shares granted for the year 2022
Type of payment		Cash-settled
Vesting period		January 1, 2022 ~ December 31, 2025
Date of payment		2026-01-01
Fair value (*1)		10,662 Won
Valuation method		Black-Scholes Model
Expected dividend rate		5.05%
Expected maturity date		3 years
Number of shares remaining	As of December 31, 2022	223,176 shares
	As of December 31, 2021	—
Number of shares granted (*2)	As of December 31, 2022	223,176 shares
	As of December 31, 2021	—

(*1)

As the amount of payment varies according to the base price (the arithmetic average of the weighted average stock price of transactions in the past one week, the past one month, and the past two months) at the date of payment, the fair value is calculated and used to measure the liability according to the Black Shawls model based on the base price at the time of each settlement.

(*2)

The number of payable stocks is granted at the initial contract date and the payment rate is determined based on the achievement of the pre-determined performance targets. Performance is evaluated as long-term performance indication including relative shareholder return, net income, return on equity (ROE), non-performing loan ratio and job performance.

2)

The Company accounts for performance condition share-based payments according to the cash-settled method and the fair value of the liabilities is reflected in the compensation costs by re-measuring every closing period. As of December 31, 2022 and 2021 the book value of the liabilities related to the performance condition share-based payments recognized by the Company is 8,266 million Won and 6,003 million Won.

28.	NON-OPERATING INCOME (EXPENSES)

(1)	Details of non-operating income and expenses recognized are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022	For the year ended December 31, 2021
Other non-operating income	61	126
Other non-operating expense	(1,424)	(431)

Total	(1,363)	(305)

(2)	Details of other non-operating income recognized are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022	For the year ended December 31, 2021
Lease change cancellation income	5	1
Others	56	125

Total	61	126

(3)	Details of other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022	For the year ended December 31, 2021
Donations	1,420	430
Lease change cancellation loss	1	—
Others	3	1

Total	1,424	431

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

29.	INCOME TAX EXPENSE (INCOME) AND DEFERRED TAX

(1)	Details of income tax expense (income) are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022	For the year ended December 31, 2021
Current tax expense:
Current tax expense with respect to the current period	—	—

Sub-total	—	—

Deferred tax expense income
Change in deferred tax liabilities (assets) due to temporary differences	(6,979)	(5,490)
Income tax expense directly attributable to equity	7,994	883

Sub-total	1,015	(4,607)

Income tax expense (income)	1,015	(4,607)

(2)	The relationship between income before income tax expense deduction and income tax expense in the current comprehensive income statement is as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022	For the year ended December 31, 2021
Net income before income tax expense	1,184,264	590,245
Tax calculated at statutory tax rate (*1)	315,311	151,955
Adjustments:
Effects of income that is exempt from taxation	(340,038)	(181,897)
Effect of expenses that are not deductible in determining taxable profit	750	441
Effect of corporate tax due to consolidate tax plans	23,348	25,016
Others	1,644	(122)

Sub-total	(314,296)	(156,562)

Income tax expense (income)	1,015	(4,607)

Effective tax rate (*2)	0.09%	—

(*1)	The corporate tax rate is 11% up to 200 million won in tax basis, 22% over 200 million won to 20 billion Won, 24.2% over 20 billion Won to 300 billion Won and 27.5% over 300 billion Won.
(*2)	It is tax income for the year ended December 31, 2021, so the annual effective tax rate was not calculated.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

(3)	Details of changes in deferred income tax assets and liabilities are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022
	Beginning balance	Recognized as income (expense)	Recognized as other comprehensive income (expense)	Ending Balance
Gain (loss) related to securities	1,019	—	8,847	9,866
Gain (loss) on valuation of derivatives	90	(90)	—	—
Provision for loan losses	20	63	—	83
Defined benefit liability	2,637	(272)	(935)	1,430
Deposits with employee retirement insurance trust	(1,186)	(1,536)	82	(2,640)
Provisions	108	21	—	129
Share based payment	1,650	539	—	2,189
Others	2,116	260	—	2,376

Net deferred tax assets (liabilities) in total	6,454	(1,015)	7,994	13,433

	For the year ended December 31, 2021
	Beginning balance	Recognized as income (expense)	Recognized as other comprehensive income (expense)	Ending Balance
Gain (loss) related to securities	106	—	913	1,019
Gain (loss) on valuation of derivatives	(1,993)	2,083	—	90
Provision for loan losses	40	(20)	—	20
Defined benefit liability	1,770	984	(117)	2,637
Deposits with employee retirement insurance trust	(1,541)	268	87	(1,186)
Provisions	215	(107)	—	108
Share based payment	653	997	—	1,650
Others	1,714	402	—	2,116

Net deferred tax assets (liabilities) in total	964	4,607	883	6,454

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

(4)	Unrealizable temporary differences are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022	For the year ended December 31, 2021
Deductible temporary differences	5,639	5,307
Taxable temporary differences	(7,917,618)	(7,917,618)

Total	(7,911,979)	(7,912,311)

No deferred income tax asset has been recognized for the deductible temporary difference of 5,639 million won associated with investments in subsidiaries as of December 31, 2022, because it is not probable that the temporary differences will be reversed in the foreseeable future.

No deferred income tax liability has been recognized for the taxable temporary difference of 7,917,618 million won associated with investment in subsidiaries as of December 31, 2022, due to the following reasons:

-	The Company is able to control the temporary difference of extinguishment.

-	It is probable that the temporary difference will not be reversed in the foreseeable future.

(5)	Details of accumulated deferred tax charged directly to other equity are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Net gain (loss) on valuation of financial assets at FVTOCI	9,866	1,019
Remeasurements of defined benefit plan	(412)	441

Total	9,454	1,460

(6)	Current tax assets and liabilities are as follows (Unit: Korean Won in millions)

	December 31, 2022	December 31, 2021
Current tax assets	14,350	856
Current tax liabilities	721,795	468,305

30.	EARNINGS PER SHARE (“EPS”)

(1)

Basic EPS is calculated by dividing net income attributable to common shareholders by weighted-average number of common shares outstanding (Unit: Korean Won in millions, except for EPS and number of shares):

	For the year ended December 31, 2022	For the year ended December 31, 2021
Net income	1,183,249	594,852
Dividends to hybrid securities	(91,757)	(66,250)
Net income attributable to common shareholders	1,091,492	528,602
Weighted average number of common shares outstanding (Unit: million shares)	728	725
Basic EPS (Unit: Korean Won)	1,499	730

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

(2)	The weighted average number of common shares outstanding is as follows: (Unit: number of shares, days)

	For the year ended December 31, 2022
	Period	Number of shares	Dates	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	2022-01-01 ~ 2022-12-31	728,060,549	365	265,742,100,385
Treasury stock	2022-01-01 ~ 2022-12-31	(2,324)	365	(848,260)

Sub-total (①)				265,741,252,125

Weighted average number of common shares outstanding (②=(①/365))				728,058,225

	For the year ended December 31, 2021
	Period	Number of shares	Dates	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	2021-01-01 ~ 2021-12-31	722,267,683	365	263,627,704,295
Treasury stock	2021-01-01 ~ 2021-12-31	(2)	365	(730)
Acquisition of treasury stock	2021-08-10 ~ 2021-12-31	(2,322)	144	(334,368)
Issuance of new shares (Comprehensive stock exchange)	2021-08-10 ~ 2021-12-31	5,792,866	144	834,172,704

Sub-total (①)				264,461,541,901

Weighted average number of common shares outstanding (②=(①/365))				724,552,170

Diluted EPS is equal to basic EPS because there is no dilution effect for the year ended December 31, 2022 and 2021.

31.	CONTINGENT LIABILITIES AND COMMITMENTS

(1) Litigation case

As of December 31, 2022 and 2021, the Company has no litigation case in progress.

(2)	Details of loan commitments with financial institutions are as follows (Unit: Korean Won in millions):

		December 31, 2022		December 31, 2021
	Financial institutions	Line of credit	Loan balance	Line of credit	Loan balance
Loans	Standard Chartered Bank Korea Ltd.	100,000	—	100,000	—

(3)

The Company decided to enter into a stock sales agreement with a major shareholder of Woori Asset Trust Co., Ltd (formerly Kukje Asset Trust Co., Ltd) to acquire 44.5% interest (58.6% of voting rights) during July, 2019, and to acquire additional 21.3% interest (28.0% of voting rights) after a certain period. As a result, the Company acquired the interest of the first sales agreement in December 2019 and will acquire the second transaction stake at the end of March 2023.

In regards to this acquisition, the Company recognized 689 million won as derivative liabilities and 329 million won as derivative assets as of December 31, 2022 and 2021, respectively (seeing Note 19).

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

32.	RELATED PARTY TRANSACTIONS

Related parties of the Company as of December 31, 2022 and 2021, and assets and liabilities recognized, guarantees and commitments, major transactions with related parties and compensation to key management for the year ended December 31, 2022 and 2021 are as follows:

(1)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related parties	Title of account	December 31, 2022	December 31, 2021
Subsidiaries
Woori Bank	Cash and cash equivalents	313,361	578,725
	Other financial assets	1,945,807	585,052
	Allowance for credit losses	(315)	(72)
	Other financial liabilities	21,242	3,344
Woori Card Co., Ltd.	Other financial assets	46,920	45,267
	Other financial liabilities	281	276
Woori Financial Capital Co., Ltd.	Other financial assets	46,487	—
Woori Savings Bank	Other financial assets	389	—
Woori Financial F&I Co., Ltd.	Other financial liabilities	564	—
Woori Credit Information Co., Ltd.	Other financial assets	535	52
	Other financial liabilities	0	—
Woori Fund Service Co., Ltd.	Other financial assets	834	931
	Other financial liabilities	0	—
Woori Private Equity Asset Management Co. Ltd.	Other financial assets	—	387
	Other financial liabilities	127	—
Woori Global Asset Management Co., Ltd	Other financial assets	101	—
Woori FIS Co., Ltd.	Other financial assets	1,054	1,451
	Other financial liabilities	480	436
Woori Finance Research Institute Co., Ltd.	Other financial assets	66	15
	Other financial liabilities	2,160	1,859
Associates of subsidiaries
W Service Networks Co., Ltd.	Other financial liabilities	90	96

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

(2)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

Related parties	Title of account	For the year ended December 31, 2022	For the year ended December 31, 2021
Subsidiaries
Woori Bank	Interest income	25,614	4,236
	Fees and commissions income	1,596	1,306
	Dividend income	1,175,672	680,200
	Interest expenses (*2)	17	41
	Fees and commissions expense	12	13
	Provision (Reversal) of impairment loss due to credit loss	244	(76)
	General and administrative expenses (*2)	4,087	3,632
Woori Card Co., Ltd.	Dividend income	45,617	5,160
Woori Financial Capital Co., Ltd.	Dividend income	35,690	—
Woori Investment Bank Co., Ltd. (*1)	Dividend income	10,263	5,132
Woori Asset Trust Co., Ltd	Dividend income	780	780
Woori Savings Bank	Dividend income	2,803	—
Woori Credit Information Co., Ltd.	Dividend income	469	564
Woori Fund Service Co., Ltd.	Dividend income	1,100	769
Woori FIS Co., Ltd.	General and administrative expenses	5,469	4,422
Woori Finance Research Institute Co., Ltd.	Fees and commissions expenses	6,960	6,790
Associates of subsidiaries
W Service Networks Co., Ltd.	General and administrative expenses	1,078	1,169

(*1)

Of the 820,000 million Won of hybrid securities issued during the current period, 55,000 million Won was acquired by Woori Investment Bank Co., Ltd. and the Company paid 83 million Won as an acquisition fee which is included in the issuance cost of hybrid securities. Also, Of the 80,000 million Won of debentures issued during the current period, 10,000 million Won was acquired by Woori Investment Bank Co., Ltd. and the Company paid 10 million Won as an acquisition fee which is included in the discount on debentures issued. Of the 220,000 million Won of debentures issued during the prior period, 19,000 million Won was acquired by Woori Investment Bank Co., Ltd. and the Company paid 19 million Won as an acquisition fee which is included in the discount on debentures issued. Also, of the 400,000 million Won of hybrid securities issued during the prior period, 33,000 million Won was acquired by Woori Investment Bank Co., Ltd. and the Company paid 50 million Won as an acquisition fee which is included in the issuance cost of hybrid securities.

(*2)	The depreciation of right-of-use assets and interest expense of lease liabilities arising from lease transactions during the current term and prior term are included.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

(3)	The details of the right-of-use assets and lease liabilities due to lease transactions with related parties as of December 31, 2022 and 2021 are as follows (Unit: Korea Won in millions):

Related parties		Title of account	December 31, 2022	December 31, 2021
Subsidiaries	Woori Bank	Right-of-use assets	5,462	2,272
		Lease liabilities (*)	5,325	2,493

(*)	Cash outflows of lease liabilities redemption for the years ended December 31, 2022 and 2021 are 2,658 million won and 2,467 million won, respectively.

(4)	The details of loan and borrowing transactions with related parties for the years ended December 31, 2022 and 2021 are as follows (Unit: Korea Won in millions):

Related parties (*1)		Title of account	For the year ended December 31, 2022
			Beginning balance	Increase	Decrease	Ending balance
Subsidiaries	Woori Bank	Due from banks (*2)	520,000	3,930,000	2,855,000	1,595,000

(*1)

Of the 820,000 million Won of hybrid securities issued during the current period, 55,000 million Won was acquired by Woori Investment Bank Co., Ltd. and the entire amount was sold to the market on the date of issuance. Of the 80,000 million Won of debentures issued during the current period, 10,000 million Won was acquired by Woori Investment Bank Co., Ltd. and the entire amount was sold to the market on the date of issuance.

(*2)	Excludes due from banks without withdrawal limitations.

Related parties (*1)		Title of account	For the year ended December 31, 2021
			Beginning balance	Increase	Decrease	Ending balance
Subsidiaries	Woori Bank	Due from banks (*2)	450,000	2,250,000	2,180,000	520,000

(*1)

Of the 220,000 million Won of debentures issued during the prior period, 19,000 million Won was acquired by Woori Investment Bank Co., Ltd. and the entire amount was sold to the market on the date of issuance. Of the 400,000 million Won of hybrid securities issued during the prior period, 33,000 million Won was acquired by Woori Investment Bank Co., Ltd. and the entire amount was sold to the market on the date of issuance.

(*2)	Excludes due from banks without withdrawal limitations.

(5)	The details of equity-related transactions with related parties are as follows (Unit: Korean Won in million)

		For the year ended December 31, 2022
Related parties		Investment (*1)	Acquisition of hybrid securities
Subsidiaries	Woori Financial F&I Co., Ltd.	200,000	—
Subsidiaries	Woori Financial Capital Co., Ltd.	—	200,000
Subsidiaries	Woori Private Equity Asset Management Co. Ltd.	50,000	—

(*1)	During the current period, Woori Financial F&I Co., Ltd. was established (100% share ratio, 200 billion won in stock payments) and included as a subsidiary.

		For the year ended December 31, 2021
Related parties		Interest of Woori Savings Bank (*1)	Interest of Woori Financial Capital Co., Ltd (*2)	Investment
Subsidiaries	Woori Financial Capital Co., Ltd.	113,238	88,011	200,000
	Woori Savings Bank	—	—	100,000

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

(*1)	The Company acquired 100% interest of Woori Savings Bank from its subsidiary, Woori Financial Capital Co., Ltd. during the prior period.

(*2)	During the prior period, the Company acquired treasury stocks held by Woori Financial Capital Co., Ltd. and the remaining interest thereof.

(6)

There are no guarantees provided to the related parties as of December 31, 2022 and 2021. The unused commitments and payment guarantees provided from the related parties are as follows (Unit: Korean Won in millions):

Related parties		December 31, 2022	December 31, 2021	Warranty
Subsidiaries	Woori Card Co., Ltd.	741	174	Unused loan commitment

(7)	Compensation for key management is as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022	For the year ended December 31, 2021
Short-term employee salaries	7,432	6,698
Retirement benefit service costs	213	212
Share-based compensation	1,836	2,657

Total	9,481	9,567

Key management includes registered executives and non-registered executives. The Company has not recognized any outstanding assets, allowance and related impairment loss due to credit losses from transaction with key management as of December 31, 2022 and 2021. Liabilities related to key management compensation are 10,272 million won and 7,550 million won as of December 31, 2022 and 2021, respectively.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

33.	LEASES

(1)	The future lease payments under the lease contracts are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Lease payments:
Within one year	3,098	2,044
After one year but within five years	3,070	930

Total	6,168	2,974

(2)	Total cash outflows from lease are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022	For the year ended December 31, 2021
Cash outflows from lease	3,239	2,996

(3)

Details of lease payments that are not included in the measurement of lease liabilities due to the fact that they are leases for which the underlying asset is of low value are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022	For the year ended December 31, 2021
Lease payments for which the underlying short-term lease payments	10	—
Lease payments for which the underlying asset is of low value	157	132

There are no lease payments not included in the lease liabilities measurement, resulting from short-term leases for the years ended December 31, 2022 and 2021.

34.	EVENTS AFTER THE REPORTING PERIOD

On February 27, 2023, the Company signed a stock sale contract to acquire a 52% stake in Daol Investment Co., Ltd. and will be included as a subsidiary in March 2023.

Report on Independent Auditor’s

Audit of Internal Control over Financial Reporting

(English Translation of a Report Originally Issued in Korean)

To the Board of Directors and Shareholders of Woori Financial Group Inc.

Opinion on Internal Control over Financial Reporting

We have audited Woori Financial Group Inc. (the Company)’s Internal Control over Financial Reporting as at December 31, 2022, based on Conceptual Framework for Designing and Operating Internal Control over Financial Reporting.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2022, based on Conceptual Framework for Designing and Operating Internal Control over Financial Reporting.

We also have audited, in accordance with Korean Standards on Auditing, the separate financial statements of the Company, which comprise the separate statement of financial position as at December 31, 2022, and the separate statement of comprehensive income, separate statement of changes in equity and separate statement of cash flow for the year then ended, and notes to the separate financial statements including a summary of significant accounting policies, and our report dated March 07, 2023 expressed unqualified opinion.

Basis for Opinion on Internal Control over Financial Reporting

We conducted our audit in accordance with Korean Standards on Auditing. Our responsibility under these standards are further described in the Auditor’s Responsibilities for the Audit of Internal Control over Financial Reporting section of our report. We are independent of the Company in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of internal control over financial reporting and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management and Those Charged with Governance for Internal Control over Financial Reporting

Management is responsible for designing, implementing and maintaining effective internal control over financial reporting, and for its assessment about the effectiveness of internal control over financial reporting, included in the accompanying Operating Status Report of Internal Control over Financial Reporting.

Those charged with governance have the responsibilities for overseeing internal control over financial reporting.

Auditor’s Responsibilities for the Audit of Internal Control over Financial Reporting

Our responsibility is to express opinion on the Company’s internal control over financial reporting based on our audit. We conducted the audit in accordance with Korean Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting involves performing procedures to obtain audit evidence about whether a material weakness exists. The procedures selected depend on the auditor’s judgment, including the assessment of the risks that a material weakness exists. An audit includes obtaining an understanding of internal control over financial reporting and testing and evaluating the design and operating effectiveness of internal control over financial reporting based on the assessed risk.

Definition and Inherent Limitations of Internal Control over Financial Reporting

An entity’s internal control over financial reporting is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and those charged with governance; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The engagement partner on the audit resulting in this independent auditor’s report is Sung-Jae Lim, Certified Public Accountant.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

March 7, 2023

This report is effective as of March 7, 2023, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the Company’s internal control over financial reporting thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

Operating Status Report of

Internal Control over Financial Reporting

To the Shareholders, Board of Directors and Audit Committee of

Woori Financial Group Inc.

We, as the Chief Executive Officer (“CEO”) and Internal Control over Financial Reporting (“ICFR”) Officer of Woori Financial Group Inc. (the “Company”), assessed operating status of the Company’s Internal Control over Financial Reporting for the year ended December 31, 2022.

The Company’s management, including ourselves, is responsible for designing and operating ICFR.

We assessed whether the Company effectively designed and operated its ICFR to prevent and detect errors or frauds which may cause a misstatement in financial statements to ensure preparation and disclosure of reliable financial information.

We used the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’ established by the Operating Committee of Internal Control over Financial Reporting in Korea (the “ICFR Committee”) as the criteria for design and operation of the Company’s ICFR. We also conducted an assessment of ICFR based on the ‘Management Guideline for Evaluating and Reporting Effectiveness of Internal Control over Financial Reporting’ established by the ICFR Committee.

Based on our assessment, we concluded that the Company’s ICFR is designed and operated effectively as of December 31, 2022, in all material respects, in accordance with the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statements which might cause material misunderstandings, and we have reviewed and verified this report with sufficient care.

February 24, 2023

Tae Seung Son, Chief Executive Officer

Sung Wook Lee, Internal Control over Financial Reporting Officer